SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For May 16, 2003

MetroGas Inc.

(Translation of registrant`s name into English)

MetroGAS S.A.

Gregorio Araoz de Lamadrid 1360

(1267) Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes         No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METROGAS S.A.

Dated: May 16, 2003 By: __________________________________

Name: Eduardo Villegas

Title: Finance Director

EXHIBIT	PAGE
Attached hereto as Exhibit A is the financial statement of MetroGAS S.A. (the "Company") for the period ended March 31, 2003.	4

EXHIBIT A

Free translation from the original prepared in Spanish for publication in Argentina

METROGAS S.A.

FINANCIAL STATEMENTS

AS OF MARCH 31, 2003 AND 2002

Free translation from the original prepared in Spanish for publication in Argentina

METROGAS S.A.

FINANCIAL STATEMENTS

AS OF MARCH 31, 2003 AND 2002

INDEX

Report of Independent Accountant

Balance Sheets

Income Statements

Statements of Changes in Shareholders' Equity

Statements of Cash Flows

Notes to Financial Statements

Exhibits A, B, C, E, F, G and H

Summary of Activity

LIMITED REVIEW REPORT

To the President and Directors of

MetroGAS S.A.

  We have carried out a limited review of the balance sheets of MetroGAS S.A. at March 31, 2003 and 2002, and of the related statements of income, changes in shareholders` equity and cash flows for the three-month periods then ended and the complementary notes and exhibits. These financial statements are the responsibility of the Company`s management.

  Our reviews were limited to the application of the procedures established by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of interim financial statements, which consist mainly of the application of analytical procedures to the amounts disclosed in the financial statements and inquiries of Company staff responsible for the preparation of the information included in the financial statements and of its subsequent analysis. These reviews are substantially less in scope than an audit, the objective of which is to express an opinion on the financial statements under review. Accordingly, we do not express an opinion on the Company`s financial position, the results of operations, the changes in its shareholders` equity or its cash flows.

  As mentioned in Note 3., as from the current period the Company has adopted new valuation and disclosure accounting standards approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and the National Securities Commission, which has implied the recognition of adjustments to prior years` results, reclassification and adaptation of comparative information. Furthermore, information at December 31, 2002 is included in the balance sheet and in the complementary notes and exhibits, arising from the audited financial statements of MetroGAS S.A. at that date and contemplating the above mentioned adjustments and reclassifications. We issued our report on those financial statements dated February 27, 2003 in accordance with auditing standards in effect in Argentina, containing the qualifications mentioned in point 9. of this report.

  The Company has prepared the financial statements applying valuation and restatement criteria established by the National Securities Commission which, as explained in Note 3.2.e) and 3.1., differ in certain respects from applicable accounting standards in effect in the Autonomous City of Buenos Aires, especially as regards the treatment of assets and liabilities generated by application of the deferred income tax method and recognition of the effects of inflation at March 31, 2002. The effect on the financial statements derived from the different valuation criteria has not been quantified by the Company.

  The changes in Argentine economic conditions and the amendments made by the National Government to the License under which the Company operates mentioned in Note 2. to the financial statements, mainly the suspension of the original tariff updating regime, affect the Company`s economic and financial equation, generating uncertainty as to the future development of its business and the Company`s ability to comply with the financial obligations assumed. Management is renegotiating certain terms of the License with the National Government to counteract the negative impact caused by the above mentioned circumstances. Furthermore, the Company is negotiating the contract terms with its main suppliers to adapt them to the new economic and regulatory context in which it operates.

  The Company has prepared its projections to determine the recoverable value of its non-current assets, according to its understanding of the outcome of the renegotiation processes mentioned in point 5. Due to their uncertain outcome, we are not in a position to determine whether the premises used by management to prepare those projections will take place in the future and, consequently, whether the recoverable value of non-current assets exceeds their respective net carrying values.

  As explained in Note 9. to the financial statements, the impact of the devaluation of the Argentine peso on the Company`s financial debt in foreign currency and the circumstances mentioned in point 5. have resulted in the Company failing to pay principal and interest corresponding to various financial obligations as from March 25, 2002, giving rise to an event of default under the terms of the Global Negotiable Obligations Program. As a result of that event of default, once having obtained certain majorities, the financial creditors could require immediate payment of all balances due in accordance with the contract terms, as if the obligations were overdue and claimable. As of March 31, 2003, those balances are shown in the financial statements as current and non-current financial debt in accordance with the original contract terms. Management is analyzing an overall plan for the restructuring of its financial liabilities with its financial advisors.

  The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The uncertainties mentioned in the above paragraphs raise substantial doubt about the Company`s ability to continue as a going concern. The accompanying financial statements do not include any adjustments or reclassifications that might result from the outcome of these uncertainties.

  Based on the work done, and on our examination of the financial statements of the Company for the years ended on December 31, 2002 and 2001, on which we issued our report dated February 27, 2003 containing a qualification for the effect of not classifying the long-term portion of the debt in default discussed in point 7. under current liabilities as required by accounting principles generally accepted in Argentina, and subject to the effect on the financial statements of the adjustments and reclassifications that might be required as a result of the resolution of the situations described in points 5., 6. and 8. of this report considering the facts occurred at that date, we report that the financial statements of MetroGAS S.A. at March 31, 2003 and 2002, prepared in accordance with accounting standards prevailing in the Autonomous City of Buenos Aires, give consideration to all significant facts and circumstances of which we became aware and that we have no observations to make concerning them, except for those mentioned in points 3. to 8.

  The accompanying financial statements are presented on the basis of accounting principles generally accepted in Argentina, which differ from the accounting principles generally accepted in other countries, including the United States of America.

Autonomous City of Buenos Aires, Argentina

May 7, 2003

PRICE WATERHOUSE & CO. By (Partner)
Miguel A. Urus

Free translation from the original prepared in Spanish for publication in Argentina

METROGAS S.A.

Legal address: Gregorio Araoz de Lamadrid 1360 - Autonomous City of Buenos Aires

FINANCIAL STATEMENTS AS OF MARCH 31, 2003 AND 2002

Fiscal years No. 12 and 11 commenced January 1, 2003 and 2002

Principal activity: Provision of natural gas distribution services

Date of registration with the Public Registry of Commerce: December 1, 1992

Duration of Company: Until December 1, 2091

By-laws amendments:

Approved by Shareholders' Extraordinary Meeting held on February 3, 1993

Approved by Shareholders' Ordinary and Extraordinary Meeting held on April 18, 1994

Approved by Shareholders' Extraordinary Meeting held on June 29, 1994

Approved by Shareholders' Ordinary and Extraordinary Meeting held on April 19, 1995

Approved by Shareholders' Extraordinary Meeting held on February 7, 1996

Approved by Shareholders' Ordinary and Extraordinary Meeting held on April 29, 2003

Parent company: Gas Argentino S.A.

Legal address: Gregorio Araoz de Lamadrid 1360 - Buenos Aires

Principal activity: Investment

Percentage of votes held by the parent company: 70%

Composition and changes in capital stock as of March 31, 2003

Composition
Classes of shares	Subscribed, registered and paid-in
Outstanding:	Thousands of $

Ordinary certified shares of $ 1 par value and 1 vote each:
Class A	290,277
Class B	221,977
Class C	56,917

Capital stock as of March 31, 2003	569,171

Free translation from the original prepared in Spanish for publication in Argentina

METROGAS S.A.

FINANCIAL STATEMENTS AS OF MARCH 31, 2003 AND 2002

Changes in Capital Stock
Subscribed, registered and paid-in
Thousands of $
Capital as per charter of November 24, 1992 registered with the Public Registry of Commerce on December 1, 1992 under No. 11,670, Corporations Book 112, Volume A	12
Capital increase approved by the Shareholders' Meeting held on December 28, 1992 and registered with the Public Registry of Commerce on April 19, 1993 under No. 3030, Corporations Book 112, Volume A	388,212
Capital increase approved by the Shareholders' Meeting held on June 29, 1994 and registered with the Public Registry of Commerce on September 20, 1994 under No. 9566, Corporations Book 115, Volume A	124,306
Capitalization of the capital adjustment approved by the Shareholders` Meeting held on March 12, 1997 and registered with the Public Registry of Commerce on June17, 1997 under No. 6,244, Corporations Book 121, Volume A	56,641
Capital stock as of March 31, 2003	569,171

Vito Sergio Camporeale
Deputy President

METROGAS S.A.

	March 31,	
	2003	2002
	Thousands of $, except for per share information	
Net sales (Note 4 k))	107,727	221,334
Operating cost (Exhibit F)	(100,086)	(188,963)
Gross profit	7,641	32,371
Administrative expenses (Exhibit H)	(15,712)	(28,140)
Selling expenses (Exhibit H)	(8,914)	(19,831)
Operating loss	(16,985)	(15,600)
Financing and holding results from assets - (Note 4 l))	(8,023)	4,651
Financing and holding results from liabilities - (Note 4 m))	121,588	(1,651,651)
Other income (expenses), net	39	(51)
Income (loss) before taxes	96,619	(1,662,651)
Income tax (Note 3.2.k))	2,007	582,158
Net income (loss) for the period	**98,626**	**(1,080,493)**
Basic income (loss) per share (Note 3.3.)	**0.17**	**(1.90)**
Diluted income (loss) per share (Note 3.3.)	**0.17**	**(1.90)**

Notes 1 to 15 and Exhibits A, B, C, E, F, G and H are an integral part of these financial statements.

Vito Sergio Camporeale

Deputy President

METROGAS S.A.

MAIN ACCOUNTS	SHAREHOLDERS' CONTRIBUTION CAPITAL STOCK SHARES OUTSTANDING	ADJUSTMENT TO CAPITAL STOCK	LEGAL RESERVE	RESERVE FOR FUTURE DIVIDENDS	UNAPPROPIATED RETAINED EARNINGS	TOTAL SHAREHOLDERS' EQUITY
	Thousands of $					
Modified balance as of Decembre 31, 2002	569,171	684,769	45,376	-	(513,352)	785,964
Net income for the period	-	-	-	-	98,626	98,626
Balance as of March 31, 2003	569,171	684,769	45,376	-	(414,726)	884,590
Balance as of December 31, 2001	569,171	684,769	42,388	-	(30,793)	1,265,535
Balance adjustment at the beginning of the year	-	-	-	-	(7,604)	(7,604)
Modified balance as of December 31, 2001	569,171	684,769	42,388	-	(38,397)	1,257,931
Net loss for the period	-	-	-	-	(1,080,493)	(1,080,493)
Balance as of March 31, 2002	569,171	684,769	42,388	-	(1,118,890)	177,438

Notes 1 to 15 and Exhibits A, B, C, E, F, G and H are an integral part of these financial statements.

Vito Sergio Camporeale
Deputy President

METROGAS S.A.

	March 31,	
	2003	2002
	Thousands of $	
Cash from operating activities		
Net income (loss) for the period	98,626	(1,080,493)
Interest debt accrued during the period	23,803	40,406
Income tax accrued during the period	(2,007)	(582,158)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities		
Depreciation of fixed assets	19,985	19,193
Amortization of intangible assets	2,057	1,126
Net book value of fixed assets retired	246	4,593
Allowance for doubtful accounts	2,686	7,687
Allowance for inventory obsolescence	102	262
Materials consumed	647	397
Financial cost tax	-	(214)
Financial, holding and exposure to inflation results (not providing or using funds)	4,076	-
Exchange losses	(145,594)	1,621,731
Charges in assets and liabilities		
Trade receivables	13,345	27,669
Other receivables	(5,947)	2,780
Inventories	(543)	(410)
Accounts payable	(4,950)	4
Payroll and social security	(725)	(4,326)
Taxes payable	(149)	(15,778)
Other liabilities	1,689	(379)
Interest payable and other	(931)	(12,903)
Contingencies reserve	(1)	(2)
Interest paid	-	(15,067)
Income tax paid	-	(5,878)
Net cash provided by operating activities	6,415	8,240
Cash used in investing activities		
Increase in fixed assets	(3,751)	(7,178)
Net cash used in investing activities	(3,751)	(7,178)
Increase in cash and cash equivalents	2,664	1,062
Cash and cash equivalents at the beginning of the year	88,686	16,638
Cash and cash equivalents at the end of the period	91,350	17,700

Notes 1 to 15 and Exhibits A, B, C, E, F, G and H are an integral part of these financial statements.

Vito Sergio Camporeale
Deputy President

Free translation from the original prepared in Spanish for publication in Argentina

METROGAS S.A.

NOTES TO FINANCIAL STATEMENTS FOR THE PERIODS ENDED

MARCH 31, 2003, DECEMBER 31, 2002 AND MARCH 31, 2002

NOTE 1 - THE COMPANY`S BUSINESS

MetroGAS S.A. (the "Company" or "MetroGAS"), a local gas distribution company, was incorporated on November 24, 1992 and began operations on December 29, 1992, when the privatization of Gas del Estado S.E. ("GdE") (an Argentine Government-owned enterprise) was completed.

The Argentine Government, by Executive Decree No. 2,459/92 dated December 21, 1992, granted MetroGAS an exclusive license to provide the public service of natural gas distribution in the area of the Federal Capital and southern and eastern Greater Buenos Aires, by operating the assets allocated to the Company by GdE for a period of 35 years from the Takeover Date (December 28, 1992), plus an optional renewal period of 10 years under certain conditions.

The conditions under which the Company develops its activity and its regulatory framework have been significantly modified according to Note 2.

NOTE 2 - THE ARGENTINE ECONOMIC SCENARIO AND ITS IMPACT ON THE COMPANY`S ECONOMIC AND FINANCIAL SITUATION

Argentina is in a complex economic situation, the main indicators of which are high external indebtedness, the financial system crisis, a country risk premium that has reached levels that exceed the usual averages, and an economic recession which is already over five years old. This situation has led to a significant fall in demand for goods and services, a significant rise in unemployment levels and the deterioration of the Federal Government`s ability to meet its obligations, who declared the suspension of foreign debt service payments at the end of the year 2001. Furthermore, presidential elections were held in April 2003 and the new Government will take over at the end of May.

In order to face up to the crisis the country is undergoing, in December 2001 the Government adopted some measures to restrict the free availability and circulation of cash and the foreign exchange transfer abroad. Later, as of January 2002, several laws, executive orders and regulations were issued; the same entailed a deep change in the economic model effective so far. One of the most important measures was the implementation of a floating rate of exchange which resulted in a significant devaluation during the first months of 2002, the pesification of certain assets and liabilities in foreign currency deposited in the country and the ensuing increase of internal prices.

The following are some of the measures adopted by the Government, which are still in force as of the date of approval of these financial statements and their effect on the economic and financial position of the Company.

Exchange regime

On February 8, 2002, Executive Order No. 260 (Exchange regime) was issued, providing that as from February 11, 2002, there would be a single free exchange market that would channel all foreign currency exchange transactions, to be made at the rates agreed between the parties, pursuant to Argentine Central Bank requirements.

Foreign currency-denominated financial debts with Argentine financial institutions

Executive Order No. 214 provides that debts denominated in US dollars or other foreign currencies owed to Argentine financial system institutions were converted into pesos at a rate of $1 per US$1 or the equivalent amount in a different currency. The amount debt is subject to a benchmark stabilization coefficient ("CER") and interest rate as from February 3, 2002. As of March 31, 2003, the financial debt of MetroGAS, to be valued as described above, amounted to US$ 44,073 thousand.

Regulatory Framework

In connection with contracts for public works and services, the Emergency Law provides that clauses providing for price adjustments in dollars or other foreign currencies, as well as indexation clauses based on the price indexes of other countries and any other indexation mechanisms will no longer be in effect; a one peso/one US dollar exchange rate is fixed for tariffs; the Law further provides for the renegotiation of public utility contracts and specifies that these provisions will not prevent companies from normally complying with their obligations. The Executive Branch of Government is authorized to renegotiate public service contracts taking account of the following: (a) The impact of the tariffs on the competitiveness of the economy and on income distribution; (b) the quality of the services and the investment programs, contractually provided for; (c) the interest of users, as well as service access conditions; (d) the safety of the systems involved and (e) company profitability.

Based on the mentioned events, the recovery of receivables resulting from the deferral of the invoicing of tariff adjustments according to the variation in the US producer price index (PPI) during the periods 2000 and 2001, that the Company had booked based on its prevailing rights arisen from the license basic rules and from the agreement signed with the Government and ratified by an Executive Order, which guaranteed collection through the adjustment of future tariff, has been affected (see Note 8.3).

On February 12, 2002, the Executive Branch of Government issued Executive Order No. 293, which entrusted the Economy Ministry with the renegotiation of contracts with public utility companies and creates a Committee for the Renegotiation of Contracts for Public Works and Services, the members of which were appointed by Executive Order No. 370 of February 22, 2002; including a consumer representative. This Committee will provide advice and assistance to the Economy Ministry, which must submit a renegotiation proposal or termination recommendation to the Executive within 120 days as from the effective date of Executive Order No. 293, for subsequent submission to the competent bicameral committees of Congress.

The process of the renegotiation of the license started formally on March 21, 2002, date in which the Committee distributed the guides for renegotiation approved by the Economy Ministry to the Natural Gas transportation and distribution companies. On April 9 and 16, 2002, MetroGAS filed before the Committee the information required in the mentioned guides, making a detailed reserve of the Company and its investors rights. On April 17, 2002, MetroGAS performed its oral presentation, as stated in the guides for renegotiation, before such Committee.

This renegotiation process and therefore the 120 days original term, was affected by a court order dated May 16, 2002 preventing the Committee for the Renegotiation from taking any decision until they submit to the consumers` representative, copy of the documentation filed by the companies and allow him to participate in the meetings in which technical matters are discussed. The Ministry of Economy has appealed this order. Also, the Executive Branch of Government established that any and all claims for breach of the concession contracts that are being renegotiated are to be filed with the Renegotiation Committee. Any claim filed by the concessionaire outside the renegotiation process shall amount to its automatic exclusion from the process. MetroGAS has challenged this resolution by administrative proceedings. Resolution No. 308, published on August 16, 2002, set forth that regulatory and enforcement authorities with jurisdiction over public utilities license agreements continue exercising their authority and powers.

For breach of contract cases, the Control Agency shall initiate the related proceedings, and the Renegotiation Committee shall act only where such breach of contract is related to the emergency measures established after the Emergency Law was passed.

Finally, the Resolution provided that, should licensee companies file a claim with a court or submit a claim to arbitration in connection with the alleged breach of contract based on emergency rules while the renegotiation process is in progress, such companies shall be summoned by the Ministry of Economy to abandon the action under penalty of being excluded from the renegotiation process. MetroGAS has challenged this resolution by administrative proceedings.

Executive Order No. 1834 was published on September 17, 2002 and has a validity period equivalent to the Public Emergency period, i.e. until December 31, 2003. Such Decree provides that the filing for reorganization proceedings or of a petition in bankruptcy by the Companies involved in the renegotiation process shall not lead to termination of the license or concession agreements executed with the National Government.

Executive Order No. 1839, also published on September 17 to be effective as from expiration of the period established by Executive Order No. 293, sets forth a 120-business day extension of the term for the Ministry of Economy to submit the proposals for contract renegotiation to the Executive Branch.

The Ministry of Economy convened a public hearing to be held on September 26, 2002, to discuss the emergency rate adjustments requested by the Gas Transportation and Distribution Companies. Two days before that date, upon request of the Ombudsman of the Autonomous City of Buenos Aires and some consumer organizations, a federal trial administrative court issued a precautionary measure ordering the suspension of the public hearings that had been convened within the framework of the renegotiation process for the sole purpose of considering an emergency rate adjustment. Such public hearings will remain suspended until they have been included in the overall renegotiation process. The Argentine Government, defendant in this action, has filed an appeal against the precautionary measure.

While MetroGAS is still a participant in the renegotiation process provided for by the Emergency Law, it has resorted to the power granted by section 46 of the Regulatory Framework (Law 24,076) to Licensee companies of demanding from the ENARGAS (Law 24,076) an emergency extraordinary adjustment on the basis of "objective and justified circumstances", as an interim measure until the emergency period is over. The legal basis of such request is that such Law, which has full force and effect and has not been amended, contains mechanisms (including public hearings) to justify an adjustment of this nature. ENARGAS has convened all transmission and distribution licensee companies to a public hearing to be held on November 18 which was not carried out since an Interim Order was passed by Buenos Aires Ombudsman and some Associations for Consumers.

On December 3, 2002, The National Executive Power passed Decree N. 2,437 re-adapting provisionally gas and electric power utilities tariffs, which was complemented by a Resolution from ENARGAS.

Despite all this, on December 10, 2002, a judge granted an Interim Order requested by Buenos Aires Ombudsman ordering suspension of the effects of Decree N. 2,437 for users of Buenos Aires. Later, on December 12, 2002, another Interim Order requested by the Nation Ombudsman was granted in another court, ordering the suspension of the above-mentioned Decree at national level.

On January 24, 2003 through Decree N. 120 the National Executive Power established that will, provisionally and until contracts re-negotiations for utilities concessions and licences anticipated in articles 8 and 9 of Law N. 25,561 state reviews, adjustments or tariff modifications, in order to guarantee users the continuity, safety and quality of services.

Likewise, on January 30, 2003 through Decree N. 146, the National Executive Power states a "provisional" tariff increase for gas and electric power services as from its disclosure date, the increase percentages of which and areas benefited by the "social tariff" are equal to those established in Decree N. 2,437/02.

On February 3, 2003 through Resolution No. 62/03, the Ministry of Economy extended the term of the Renegotiating Committee for 60 days to match the end of the current presidential term.

On February 27, 2003 the courts accepted the interim equitable reliefs brought by the National Ombudsman and the Consumer Associations and ordered the suspension of the tariff increase provided for by Executive Order No. 146/03.

Finally, MetroGAS requested the Minister of Economy, in his capacity as President of the Renegotiating Committee, to continue and complete the stage III established in Resolution ME 20/2002, still in progress.

As of the date of the issuance of these financial statements it is not possible to predict the final results of the renegotiation process.

Contracts denominated in US dollars or containing dollar adjustment clauses

The Emergency Law also contains provisions governing contracts between private parties existing as of the effective date of the Law and providing for payment in foreign currencies or for foreign currency adjustment clauses. In this regard, the Law provides for conversion into pesos of all obligations, at an exchange rate of $1 per US$1, applying the CER to them. Should the obligations become too burdensome and the parties fail to reach agreement, the matter may be referred to the courts in order for an equitable value to be established. Obligations arising after the passing of the law may not be subject to adjustment clauses.

The Company has entered into contracts of this type, being the most important ones those corresponding to the purchase of natural gas, which are essential in order to provide the licensed service. Although negotiations with gas producers have begun, as of the date of approval of these financial statements it is not possible to predict their outcome. Nevertheless, the application of pass-through methodology guaranties the pass-through of increased costs to tariffs.

Deferral of the exchange losses deduction for income tax purposes

Net losses originated from the application of $1.4 = US$ 1 exchange rates to foreign currency-denominated assets and liabilities existing as of the effective date of the Emergency Law are only deductible for income tax purposes by up to 20% per annum in each of the first five fiscal years ended after the effective date of the Law. The deferred income tax assets generated as a result of the mentioned treatment are registered in the financial statements as of March 31, 2003 as stated in Note 3.2.k).

Recognition of the effects of inflation

In accordance with Resolution No. 3/2002 from the City Professional Council in Economic Science of the Autonomous City of Buenos Aires ("CPCECABA") and General Resolution No. 415 from the Comisión Nacional de Valores ("CNV"), the accompanying financial statements include the effects at variations in the purchasing power of the currency in accordance with Technical Resolution No. 6 from the Argentine Federation of Professional Councils of Economic Science ("FACPCE") since January 1, 2002.

On March 25, 2003, the National Executive Power issued Executive Order No. 664 that establishes that financial statements of fiscal years closed as from that date shall be stated in nominal currency. Consequently, according to Resolution No. 441, issued by CNV, the Company discontinued the restatement for inflation of the financial statements as of March 1, 2003 (See Note 3.1.).

Impact on the Company`s financial and economic position

The provisions of the Emergency Law modify Regulatory Framework rules applicable to the transportation and distribution of natural gas, in principle the ones providing for tariffs to be calculated in US dollars and stated in pesos and including an adjustment by reference to international indexes.

The regulations governing gas distribution guaranteed that foreign investments made in Argentina would be protected under the principle of "legal security" at the federal level (Federal Law 24,076 and its regulation) and at the supranational level (execution of Bilateral Treaties on Promotion and Mutual Protection of Investments). This was based on a currency board system, dollar-denominated rates and adjustments made by applying international market indicators.

This structure has been seriously affected not only by the measures adopted as a result of the emergency but also because it has de facto been abrogated, which has led to a legal uncertainty that it makes it impossible for the Company to invest and carry on its business. Remedying this goes well beyond the scope of the renegotiation process.

Normalizing the contract would require that the fundamental guidelines of the Regulatory Framework and the International Bidding be respected, under which investors decided to take part in the privatization process.

In view of the substantial and significant adverse changes that have taken place in Argentina, on March 25, 2002, MetroGAS announced the suspension of principal and interest payments on all of its financial debt (see Note 9.1).

The circumstances above described, have been considered by MetroGAS Management in performing the significant accounting estimations included in these financial statements corresponding to the recoverable value of non - current assets. Accordingly, Company Management periodically performs economic and financial projections based on alternative scenarios that considers macroeconomic, financial, market and regulatory. Based on the facts above mentioned, Management has considered in preparing the projections tariffs changes and adjustments to the Company operating costs to recompose its economic and financial equation. Actual results could differ from those estimates.

The Company`s action plan

The Company`s management have implemented an action plan in order to reverse the major impact of the scenario on the results of the Company`s operations. Some of the main steps were the following:

  To begin the review process in connection with the renegotiation of License agreements;

  To prepare a detailed list of contractual obligations payable and receivable in order to assess the level of legal, economic and financial exposure and to determine the action plan for renegotiating and adjusting contracts to the reality of the economy;

  To undertake a plan for reducing investments and expenses without thereby affecting normal and reliable gas supply;

  To ensure business continuity by means of a strict financial control, in order to adjust financial expenditure to the actual availability of funds, until financial system liquidity is restored;

  To secure any necessary tax advice in order to make the best possible tax use of tax losses arising out of the impact on the Company`s results;

  To retain international financial advisors to develop a comprehensive plan to restructure all of the Company`s financial indebtedness (see Note 9.1.).

The impact of the set of measures adopted by the Government on the Company`s financial statements as of March 31, 2003, has been calculated on the basis of assessments and estimations made by MetroGAS management as of the date of preparation of these statements. Actual future results could differ from the assessments and estimations made as of the date of preparation of these financial statements and such differences could be significant. Consequently, the Company`s financial statements cannot state all adjustments that could result from these conditions. On the other hand, at present it is not possible to predict neither the evolution of the Argentine economy, the outcome of the License Renegotiations process and the renegotiation of contracts denominated in US dollars including financial debt, nor their consequences on the Company`s financial and economic position. Accordingly, any decisions to be made on the basis of these financial statements should take account of the effects of these measures as well as their future evolution, and the financial statements should be read in light of such uncertain circumstances.

NOTE 3 - SUMMARY OF ACCOUNTING POLICIES IN ACCORDANCE WITH GENERAL RESOLUTION N.368 OF THE CNV

The Company has prepared these financial statements in accordance with generally accepted accounting principles in Argentina ("PCGA") established by FACPCE and approved by CPCECABA, taking into account CNV provisions. The statements are made in thousands of Argentine pesos.

These accounting rules have been applied as in the previous fiscal year.

On December 21, 2001, CPCECABA passed Technical Resolutions No. 16 through 20. These Resolutions and their amendments became effective for fiscal years started as of July 1, 2002, with the exception of Technical Resolution No. 20, which was effective for fiscal years started on January 1, 2003.

Furthermore, in January 2003, through General Resolution 434/03, CNV adopted the technical resolutions mentioned above, included some amendments and established its compulsory application for fiscal years started as of January 1, 2003.

The main modifications of the new Technical Resolutions that have generated significant effects on the Company`s financial statements are:

  Adoption of an accounting model in which the Company`s intention prevails with a view to defining valuation criteria used. Within this context, only assets to be sold have been valued at current values. Furthermore, credits and liabilities have been generally recorded at their discount values.

  Establishment of guidelines for acknowledgement, measurement and statement of charges for labor costs.

  Incorporation of new disclosure requirements, among them, information by segment, result per share and comparative information to be submitted.

The following chart describes the adjustment to prior years, which has resulted from the application of the new accounting standards:

Concept	Effects on unappropiated retained earnings at the beginning of the year	Effect on the net income as of March 31, 2002
	Thousands of $	Thousands of $
Receivables valuation at discounted values	(1,628)	-
Liabilities recognition for labor costs	(2,832)	1,903
Total	(4,460)	1,903

Financial statements for the three-month period ended March 31, 2003 and 2002 have not been audited.

3.1. Recognition of the effects of inflation

The financial statements have been prepared in constant Argentine pesos reflecting the overall effects of inflation through August 31, 1995. As from that date and according to generally accepted accounting principles and control body requirements, the restatement for inflation has been discontinued through December 31, 2001. Since January 1, 2002, and according to the provisions of the professional accounting rules and control bodies, the acknowledgement of the effects of inflation has restarted. Accounting measurements re-stated as per the change in the purchasing power of the currency up to August 31, 1995, as well as those whose date of origin falls between that date and December 31, 2001, are stated in the currency as at this latter date.

On March 25, 2003, the National Executive Power issued Executive Order 664 that establishes that financial statements of fiscal years closed as from that date shall be stated in nominal Argentine pesos. Consequently, according to Resolution 441, issued by CNV, the Company discontinued the re-statement of the financial statements as of March 1, 2003. These criteria are not consistent with current professional accounting rules. However, as of March 31, 2003, this deviation has not generated a significant effect on these financial statements.

Accordingly, conversion factors derived from the internal wholesale price index ("IPIM"), issued by the National Institute of Statistics and Census ("INDEC"), have been used. The accumulated inflation rate from January 1, 2002 to February 28, 2003, amounted to 120% in accordance to the above-mentioned index.

Balances as of March 31, 2002 and December 31, 2002, disclosed in these financial statements for comparative purposes have been restated for inflation as of February 28, 2003.

According to current accounting rules, and since the Company`s operations are seasonal, balances as of March 31, 2002 and December 31, 2002 are included in the balance sheets for comparison purposes.

3.2. Valuation criteria

Preparing the financial statements at a certain date requires Company`s management to make some estimates and assessments on the amount of recorded assets and liabilities and of contingent assets and liabilities disclosed to that date, as well as income and disbursements recorded in the period. Management makes estimates to calculate at a certain time, for instance, the allowance for doubtful accounts, depreciation and amortization, the recoverable value of assets, the income tax charge and allowances for contingencies. Future actual results may differ from estimations and assessments made at the time these financial statements were prepared.

The principal valuation criteria used in the preparation of the financial statements are as follows:

a) Cash and banks

Amounts in Argentine pesos without adjustment clauses have been valued at nominal value.

b) Assets and liabilities in foreign currency

Amounts in foreign currency have been valued at nominal value converted at period-end exchange rates, except for:

  Financial debts in foreign currency owed to Argentine financial system institutions which have been converted into pesos at a rate of $1 per US$1 (as described in Note 2), including accrued interest, if applicable; and

  Accounts payables in foreign currency that is under renegotiation and have been converted into pesos at a rate of $1 per US$1.

c) Investment

Treasury bills issued by Buenos Aires Province named "Patacones" and bills issued to cancel Province obligations named "Lecops" have been valued at their nominal value (see Note 5) as they are used to cancel taxes payable and other liabilities with suppliers at nominal value.

The National Government bonds named "BODEN" have been valued at market value at March 31, 2003.

  Trade receivables, other receivables and liabilities

Trade receivables include accrued services not billed at the end of the period. Trade receivables are stated net of the allowance for doubtful accounts, which is based on estimated collections made by the Company.

Trade receivables, other receivables and liabilities are stated at their nominal value incorporating, when applicable, interest accrued at the end of the period. This criterion does not differ significantly from the accounting valuation obtained by calculating the value discounted from the cash flow resulting from assets and liabilities, using the internal rate of return established at the time of the initial calculation.

e) Other receivables and liabilities not included in d) above

Other receivables and liabilities not included in d) above have been valued on the basis of the best possible estimate of the amounts receivable and payable, respectively, discounted by the interest rate for savings accounts of free availability published by Banco de la Nación Argentina and effective at the time of their incorporation into the assets and liabilities, respectively, with the exception of assets and liabilities for deferred income taxes that have not been discounted, according to CNV rules. These criteria do not agree with the accounting policies in effect in the Autonomous City of Buenos Aires.

f) Other receivables in kind

The other receivables in kind have been valued at the replacement cost of the goods or services to be received at the end of the period.

g) Inventories

Materials to be disposed have been valued at their estimated net realizable value.

Warehouse materials have been valued at weighted average price since July 1998 as a result of the change of the accounting system. Those values do not differ significantly from replacement costs at March 31, 2003, 2002 and December 31, 2002. These are net of the allowance for inventory of materials that is based on estimations made by the Company.

Values obtained, net of the allowance for obsolescence, do not exceed their recoverable values estimated at the end of the period.

h) Fixed assets

For fixed assets received at the time of the granting of the License, their original value has been based on the global transfer value defined in the Transfer Agreement, which was the equivalent of the shareholders' contributions and the liabilities transferred restated in constant Argentine pesos, according to note 3.1.

Based on the special work performed by independent experts, the global original value mentioned above has been assigned to the transferred assets based on their respective fair value. The remaining useful life has been determined based on the years of service estimated by the Company according to the type, current condition and renewal and maintenance programs of the assets.

Assets acquired or constructed after the granting of the License have been valued at their acquisition cost restated on constant Argentine pesos as described in Note 3.1., except for distribution networks constructed by third parties (several associations and cooperative organizations). As established by ENARGAS these distribution networks are valued at the amounts equivalent to specific gas cubic meters.

Fixed assets are depreciated under the straight-line method, using annual rates sufficient to extinguish asset values by the end of their estimated useful lives.

The Company capitalized the net cost of external financing of construction work in "Fixed assets" until such construction is ready to be put into service. As mentioned in Note 9, the capitalized interest during the periods ended March 31, 2003 and 2002 amounted to $ 336 thousand and $ 1,829 thousand, respectively and during the year ended December 31, 2002 amounted to $ 3,981 thousand.

The Company capitalized during the periods ended March 31, 2003 and 2002 $ 798 thousand and $ 2,267 thousand, respectively, and $ 5,115 thousand for the year ended December 31, 2002, corresponding to the portion of operating costs attributable to the planning, execution and control of investments in fixed assets.

Pipeline gas inventories have been valued at their respective acquisition costs restated in constant Argentine pesos, according to note 3.1.

Warehouse material has been valued at weighted average price since July 1998 as a result of the change of accounting system.

Aggregate fixed assets value does not exceed its recoverable value.

i) Intangible assets

Intangible assets as of March 31, 2003 represent costs related to financial advisors contracted to develop a comprehensive plan to restructure all of the Company`s financial indebtedness. At March 31, 2002 and December 31, 2002, intangible assets represent costs related to the issuance of debt pursuant to the Medium-Term Note Program and certain projects related to future income generation, which are totally depreciated as of March 31, 2003.

j) Severance indemnities

Severance indemnities are expensed when paid.

k) Income tax

The Company records income tax using the deferred income tax methodology. Accordingly, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement and their respective tax bases. Deferred tax assets result principally from income tax carryfoward and for the tax treatment due to the exchange difference generated by foreign-currency denominated financial debt with institutions out of the Argentine financial system. Deferred tax liabilities result principally from temporary differences between book values and tax basis in fixed assets and intangible assets, basically for the different amortization criteria and the financial results treatment (interests, exchange difference and restatement for inflation), capitalized in such items.

The following table shows changes and composition of deferred tax assets and liabilities:

Deferred assets

	Estimated loss carryfoward	Allowances	Financial debt	Others	Total
Balances as of December 31, 2002	302,590	9,398	42,342	4,614	358,944
Charges to income statement	(30,677)	624	(10,819)	2,358	(38,514)
Balances as of March 31, 2003	271,913	10,022	31,523	6,972	320,430

Deferred liabilities

	Fixed assets	Others	Total
Balances as of December 31, 2002	(12,744)	(354)	(13,098)
Charges to income statement	190	50	240
Balances as of March 31, 2003	(12,554)	(304)	(12,858)

Net deferred tax assets at the end of the period and at the beginning of the year according to the information included in the above tables amounted to $307,572 thousands and $ 345,846 thousands, respectively.

Deferred tax asset generated by the accumulative estimated loss carryfoward, recorded by the Company as of December 31, 2002 was originated in the year 2002, amounted to approximately $302,590 thousand and could be compensated with taxable incomes from future fiscal years, expiring in the year 2007.

The realization of deferred income tax assets, including the above-mentioned accumulated carryfowards, depends on the generation of future taxable income when temporary differences would be deductible. Accordingly, the Company has considered the reversal of the deferred income tax liabilities; tax planning and taxable income projections based on its best estimates as stated in Note 2.

Based on these projections, MetroGAS has recorded a valuation allowance against these deferred tax assets that amounted to $ 117,466 thousand and $ 156,355 thousand at the end of the period and at the beginning of the year, respectively.

The table below shows the reconciliation between the income tax included in the income statement and the income tax resulted from applying the statutory rate over the income (loss) before tax.

	March 31,
	2003	2002
	Thousand of $
Income tax calculated using the statutory rate over the income (loss) before tax	(33,817)	581,928
Permanent Differences
Restatement for inflation	(3,445)	(435)
Non deductible expenses	380	665
Valuation allowance on deferred income tax assets	38,889	-
Income tax	2,007	582,158

l) Minimum presumed income tax

The Law N. 25,063 established minimum presumed income tax for the term of ten fiscal years as of the year ended December 31, 1998. This tax complements the income tax, as it implies a minimum tax on potential income on certain operating assets at a 1% rate, and the fiscal obligation will be the higher of both taxes. However, if the minimum presumed income tax exceeds the income tax, in one fiscal year, the amount in excess would be taken as advanced payment of the income tax over the minimum presumed income tax for the following ten years. At the end of the period, the Company's financial statements included a credit balance for the minimum presumed income tax is disclosed as "Other receivables" as the Company estimates it would be taken as advanced payment of the income tax during future fiscal years.

m) Allowance for contingencies

This allowance has been constituted to cover possible payroll and commercial contingencies, as well as various risks that could result in obligations for the Company. To estimate these amounts and the probability of occurrence, the opinion of the Company`s legal advisors has been considered. Furthermore, insurance coverage contracted by the Company has also been taken into account. As of the date of these Financial Statements are issued, Company`s management understands there are no elements to determine that other contingencies may occur and impact negatively on these Statements.

n) Shareholders' equity accounts

These accounts have been restated on a constant Argentine peso basis as mentioned in Note 3.1., except for the "Capital stock" account which has been maintained at its original amount. The adjustment required from January 1, 2002 to February 28, 2003 has been disclosed under "Adjustment to capital stock" account.

ñ) Recognition of revenues

The Company recognizes revenues on an accrual basis upon delivery to customers, which includes estimated amounts of gas delivered but not yet billed at the end of each year. The amounts effectively delivered have been determined based upon the volumes of gas purchased and other historical data.

o) Income Statements accounts

These accounts have been restated in constant Argentine pesos as of February 28, 2003, as follows:

  Accounts accumulating monetary transactions throughout the period (net sales, operating costs, administrative and selling expenses and other losses net) have been restated in February 28, 2003 constant Argentine pesos, applying to the original value the conversion factor corresponding to the month when the transaction occurred.

  Income charges related to non-monetary assets valued at restated cost (depreciation of fixed assets and amortization of intangible assets) have been computed based on the restated amounts of such assets.

  Holding results on inventories which are valued at replacement cost are stated net of the effect of each period`s inflation on such inventories and have been disclosed in the Income Statements as "Financing and holding results from assets".

  Financing results (interest, exchange gains/losses) have been disclosed net of the effect of inflation of the related assets and liabilities. The effect of inflation on the remaining monetary assets and liabilities has been disclosed as "Results of exposure to inflation".

3.3. Basic and diluted Earnings and (Losses) per share

Basic and diluted losses and earnings per share were calculated on the basis of weighted average shares outstanding at March 31, 2003 and 2002, which amounted to 569,171,208. The Company does not have preferred shares on convertible debt; consequently both of these ratios are equal.

3.4. Financial instruments

As of March 31, 2002 the Company used a financial instrument to manage its exposure to fluctuations in the euro exchange rate. This instrument, as stated in Note 9.1., corresponded to future foreign currency purchase agreement. The corresponding amounts payable are accrued in "Current financial debt" and the related charges are included in "Financial and holding results". As of March 31, 2003 the Company has cancelled the above-mentioned instrument.

MetroGAS has not used any other financial instruments to manage its exposure to fluctuations in foreign currency or interest rates and, accordingly, has not entered into transactions that create off-balance sheet risks associated with such financial instruments.

The Company does not use financial instruments for trading purposes.

3.5 Industry segment information

The Company operates exclusively in the rendering of public natural gas distribution service. The rest of the activities do not qualify as segments to be presented individually under the guidelines of Technical Resolution 18 of FACPCE.

NOTE 4 - ANALYSIS OF THE MAIN ACCOUNTS OF THE FINANCIAL STATEMENTS

Details regarding the significant amounts included in the accompanying financial statements are as follows:

NOTE 5 - BREAKDOWN OF DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES

March 31, 2003	December 31, 2002	March 31, 2002
	Thousands of $		
5.1. Investments			
- Becoming due			
under 3 months	1,609	1,676	5,294
Sub-total	1,609	1,676	5,294
Total	1,609	1,676	5,294

	March 31, 2003	December 31, 2002	March 31, 2002
5.2. Receivables			
- Past due			
under 3 months	4,712	7,724	44,097
from 3 to 6 months	4,509	4,598	25,129
from 6 to 9 months	3,586	2,504	15,298
from 9 to 12 months	2,219	2,829	8,898
from 1 to 2 years	12,065	11,384	13,269
more than 2 years	48,988	48,152	81,387
Sub-total	76,079	77,191	188,078
- Without due date	924	786	14,461
- Becoming due			
under 3 months	70,365	82,743	163,422
from 3 to 6 months	15,036	7,196	30,066
from 6 to 9 months	3,836	4,098	5,737
from 9 to 12 months	2,545	3,203	4,261
from 1 to 2 years	2,679	2,636	9,024
more than 2 years	208,478	208,712	579,922
Sub-total	302,939	308,588	792,432
Allowance for doubtful accounts	(62,580)	(60,341)	(79,618)
Total	317,362	326,224	915,353

The due dates of investments, receivables and payables breakdown are as follows:

As of March 31, 2003, investments corresponded to "Patacones", which accrue an annual interest rate of 7% and the Company has recorded these investments at their nominal value as they are used by the Company to cancel taxes payable and other liabilities with suppliers; "Lecops" which do not accrue interest and "BODEN" which accrued an annual interest rate of 1.35%. Pursuant to the terms of the License, in the case of invoices for services not paid on their due date, the Company will be entitled to collect interest on late payment at a rate equivalent to 150% of the 30-day interest rate in local currency, collected by the Banco de la Nación Argentina, as from the due date through the date of payment. As these are overdue receivables, and following standards of prudence, the Company recognizes this income at the time of actual collection. These conditions could be modified according to what is stated in Note 2.

The receivable corresponding to changes in turnover tax in the Province of Buenos Aires accrues interest at an annual 9.5% rate. Payables do not accrue interest, except for the Financial debts, which are set forth in Note 9. Certain payables accrue CER adjustment clause (see Notes 2 and 14).

NOTE 6 - TRANSACTIONS AND BALANCES WITH AFFILIATE COMPANIES

Gas Argentino S.A. ("Gas Argentino"), as owner of 70% of the Company's capital stock, is the controlling shareholder of MetroGAS. MetroGAS carries out certain transactions with the shareholders of Gas Argentino who as of March 31, 2003 are as follows: British Gas International B.V. (a wholly owned subsidiary of BG Group plc.) ("British Gas") (54.67%) and YPF S.A. ("YPF") (45.33%) or with their affiliates.

The financial statements include the expenses derived from the following transactions with affiliate parties:

  Direct and indirect gas supply contracts with YPF.

  Management fees accrued pursuant to the Technical Assistance Agreement with BG International Limited (member of British Gas holding).

  Fees under the Manpower Supply Agreement with BG International Limited (member of British Gas holding).

  Fees accrued under the Personnel Supply Agreement with BG Argentina S.A. (member of British Gas holding).

Significant transactions with affiliate parties are as follows:
	March 31,
	2003	2002
	Thousands of $
Gas purchases	8,273	17,422
Technical operator's fees	128	1,168
Contingent Technical operator`s fees	940	2,921
Manpower supply	-	2,161
Personnel supply	397	-

The outstanding balances as of March 31, 2003, December 31, 2002 and March 31, 2002 from transactions with affiliate companies are as follows:
	March 31,	December 31,	March 31,
	2003	2002	2002
	Thousands of $
Current Assets
a) Other receivables
BG International Limited	27	-	51
	27	-	51

Non Current Assets
b) Other receivables
Gas Argentino	5,459	5,501	-
	5,459	5,501	-

Current Liabilities
c) Affiliate companies
BG International Limited	2,614	3,301	12,705
YPF	3,731	3,669	12,648
BG Argentina S.A.	74	-	-
	6,419	6,970	25,353
Non Current Liabilities
d) Affiliate companies
BG International Limited	4,723	3,721	-
	4,723	3,721	-

NOTE 7 - RESTRICTED ASSETS

The conditions mentioned below have been and/or could be modified in accordance with the provisions included in Note 2. As of the date of submission of these financial statements it is not yet possible to assess the impact of these modifications.

A substantial portion of the assets transferred by GdE has been defined in the License as "Essential Assets" for the performance of licensed service. Therefore, the Company is obliged to segregate and maintain them together with any future improvements in accordance with certain standards defined in the License.

The Company should not, for any reason, dispose of, encumber, lease, sublease or loan Essential Assets for purposes other than providing licensed service, without prior authorization from the Ente Nacional Regulador del Gas ("ENARGAS"). Any extensions and improvements that the Company may make to the gas distribution system after the Takeover Date may only be encumbered to secure credits maturing after a period of one year, used to finance new extensions of and improvements to the licensed service.

Upon expiration of the License, the Company will be obliged to transfer to the Argentine Government, or its designee, the Essential Assets listed in the updated inventory as of the expiration date, free of any debt, encumbrance or attachment.

As a general rule, upon expiration of the License, the Company will be entitled to collect the lesser of the following two amounts:

a) The net book value of the Company's property, plant and equipment determined on the basis of the price paid by Gas Argentino, and the original cost of subsequent investments carried in US Dollars and adjusted by the PPI, net of the accumulated depreciation.

b) The proceeds of a new competitive bidding, net of costs and taxes paid by the successful bidder (See Note 8.1.).

NOTE 8 - REGULATORY FRAMEWORK

The conditions mentioned below have been and/or could be modified in accordance with the provisions included in Note 2. As of the date of submission of these financial statements it is not yet possible to assess the impact of these modifications.

The natural gas distribution system is regulated by Law No. 24,076 (the "Gas Act"), which, together with Executive Decree No. 1,738/92, other regulatory decrees, the specific bidding rules ("Pliego"), the Transfer Agreement and the License establish the legal framework for the Company's business.

The License, the Transfer Agreement and regulations promulgated pursuant to the Gas Act contain requirements regarding quality of service, capital expenditures, restrictions on transfer and encumbrance of assets, restrictions on cross ownership among production, transmission and distribution of gas and restrictions on transfer of capital stock of MetroGAS.

The Gas Act and the License establish ENARGAS as the regulatory entity to administer and enforce the Gas Act and applicable regulations. ENARGAS' jurisdiction extends to transportation, marketing, storage and distribution of natural gas. Its mandate, as stated in the Gas Act, includes the protection of consumers, the fostering of competition in the supply of and demand for gas, and the encouragement of long-term investment in the gas industry.

Tariffs for gas distribution services were established in the License and are regulated by ENARGAS.

The tariff formula is subject to adjustment as from December 31, 1997, and thereafter every five years, according to the criteria that the ENARGAS will establish. The ratemaking methodology contemplated by the Gas Act and the License is the so-called "price cap with periodic review" methodology, a type of incentive regulation which allows regulated companies to retain a portion of the economic benefits arising from efficiency gains.

In addition, the Company`s tariffs are subject to semi-annual adjustments as a result of changes in the PPI and other factors and periodic adjustments in the Company`s costs of purchasing and transporting gas.

8.1. Distribution License

The License authorizes MetroGAS to provide natural gas distribution service for 35 years. Upon expiration of the original 35-year term, MetroGAS may apply to ENARGAS for a renewal of the License for an additional ten-year term. ENARGAS is required at that time to evaluate the Company's performance and make a recommendation to the Argentine Executive Power. MetroGAS would be entitled to such ten-year extension of its License unless ENARGAS can prove that MetroGAS is not in substantial compliance with all its obligations stated in the Gas Act and its regulations and in the license.

At the end of the 35-year or 45-year term, as the case may be, the Gas Act requires that a new competitive bidding be held for the License, in which MetroGAS would have the option, if it had complied with its obligations, to match the best bid offered to the Argentine Government by any third party.

As a general rule, upon termination of the License, MetroGAS will be entitled to receive the lower of the net book value of certain specified assets of MetroGAS or the proceeds, net of costs and taxes, paid by the successful bidder in a new competitive bidding process (see Note 7).

MetroGAS has various obligations under the Gas Act, including the obligation to comply with all reasonable requests for service within its license area. A request for service is not considered reasonable if it would be uneconomic for a distribution company to undertake the requested extension of service. MetroGAS also has the obligation to operate and maintain its facilities in a safe manner, which obligation may require certain investments for the replacement or improvement of facilities as set forth in the License.

The License details further obligations of MetroGAS, which include the obligation to provide a distribution service, to maintain a continuous service, to operate the system in a prudent manner, to maintain the distribution network, to carry out the Mandatory Investment program, to keep certain records and to provide periodic reports to ENARGAS.

8.2. "K" Investment Factor

Under the tariffs tables effective as from July 1, 1998 to July 1, 2001, ENARGAS reported the Company`s compliance, in 1998, 1999, 2000 and the first semester of 2001, with works related to network extension and granted the Company the "K" Investment Factor. However, the Company has requested the ENARGAS to reconsider the procedure regarding the K factor application, as a result of not applying the "K" factor to homogeneous distribution margins as stated when originally determined.

8.3. US PPI semi-annual adjustment

ENARGAS through Resolution No. 1,477 adjusted MetroGAS' tariffs as of January 1, 2000, without including the tariffs variation pursuant to the PPI, which would have resulted in a 3.78% increase in the transportation and distribution components of the tariffs as of that date. This was due to the fact that in negotiations with ENARGAS and the Argentine Government, the Distribution and Transportation Companies agreed to defer the collection of the amounts related to the PPI adjustment corresponding to the first six months of 2000. Moreover, ENARGAS established, through the same resolution, the methodology to recover the accrued revenues corresponding to the application of the PPI during the first semester of 2000, as from July 1, 2000 and through a ten-month period.

On July 17, 2000, the Distribution and Transportation Companies, ENARGAS and the Argentine Government agreed to pass through to the tariffs, as from July 1, 2000 of: a) the PPI adjustment deferred for the first six months of 2000; and b) prospectively increasing the tariff by the PPI increase (3.78%). Additionally, they agreed to defer the billing of the amounts related to the PPI adjustments corresponding to the period from July 1, 2000 through June 30, 2002. The accumulated amounts during the deferral period were guaranteed by the National Government, and therefore the corresponding accrued revenues would be recovered through the tariffs as from July 1, 2002 to June 30, 2004.

On August 4, 2000, Decree No. 669 was issued by the Executive National Government, confirming the terms of this Agreement.

On August 29, 2000 MetroGAS was notified of a court order, suspending Decree No. 669, referring mainly to the unconstitutionality of the tariff adjustment according to a mechanism of indexation based on a foreign index within the applicability of the Convertibility Law. Accordingly, ENARGAS informed the Company that the tariffs should be reduced to exclude the PPI adjustment. MetroGAS, as well as most distribution and transportation companies appealed this ruling and the corresponding ENARGAS resolution. Additionally, ENARGAS and the Executive Power also appealed the court order. On October 5, 2001 the Chamber of Appeals rejected this appeal. The Argentine Government, as well as several gas companies has appealed the decision before the Supreme Court. It is not possible to estimate when the Court will rule on this matter. On the other hand, the merits of the question under discussion are still pending.

As a result of (i) the Argentine financial crisis (see Note 2), which limited the ability of the Federal Government to honor its obligations as well as access to credit facilities and led to a formal sovereign debt default declaration in December 2001 and (ii) the subsequent passing of the Emergency Law, which, among other provisions, and specifically as regards contracts for public works and services, made clauses providing for adjustments in dollars or other foreign currency ineffective, as well as indexation clauses based on the price indexes of other countries and any other indexation mechanisms, in addition to fixing a one peso/one dollar rate for tariffs and ordering renegotiation of utility contracts, (the scope of which has not been accurately defined), passing PPI on to tariffs, as rightfully claimed by the company, becomes impracticable. Both a transfer to the tariffs as well as the possibility of recovery through the Federal Government, which endorsed the related credits, are contingent on future events that are beyond the Company`s control.

In view of the above-mentioned scenario, the net effect of income accrued during 2001 and 2000 in connection with the deferral of PPI adjustments were reversed in the financial statements as of December 31, 2001 in the "Extraordinary Loss" item.

The mentioned reversal should not be understood as a waiver of rights arising out of the Regulatory Framework that governs the Company`s activities or as an abandonment of any of the actions filed by the Company so far.

On February 1, 2002, ENARGAS, according to the Emergency Law, approved tariffs without including the PPI adjustment. Consequently, MetroGAS has filed and administrative action, which resolution as of the date of issuance of these financial statements is pending.

8.4. General Matters

The License could be revoked by the Argentine Government upon the recommendation of ENARGAS in the following circumstances:

  Serious and repeated failure by the Company to meet its obligations.

  Total or partial interruption of noninterruptible service for reasons attributable to the Company of duration in excess of the periods stipulated in the License within a calendar year.

  Sale, assignment or transfer of the Company's essential assets or encumbrances thereon without ENARGAS' prior authorization, unless such encumbrances serve to finance extensions and improvements to the gas pipeline system.

  Bankruptcy, dissolution or liquidation of the Company.

  Ceasing and abandoning the provision of the licensed service, attempting to assign or unilaterally transfer the License in full or in part (without ENARGAS` prior authorization) or giving up the License, other than as permitted therein.

  Transfer of the technical assistance agreement mentioned above or delegation of the functions granted in that agreement without ENARGAS' prior authorization.

With regard to restrictions, the License stipulates that the Company may not assume the debts of Gas Argentino or grant loans, encumber assets to secure debt or grant any other benefit to creditors of Gas Argentino.

NOTE 9 - FINANCIAL DEBT

The following table sets forth a breakdown of the Company's Financial Debt as of March 31, 2003 and 2002, indicating the average interest rates and maturity date for each credit line:
	March 31,
	2003		2002
Financial Debt	Interest Rate	Maturity	Interest Rate	Maturity

Medium-Term Negotiable Bonds - 1998 Global Program: Series A Series B Series C	9 7/8% 7.375 % Libor + 3.25%	04/01/2003 09/27/2002 05/07/2004	9 7/8% 7.375% Libor + 3.25%	04/01/2003 09/27/2002 05/07/2004
Overdrafts with Argentine financial institutions	8.00%	03/25/2002	14.00%-17.00%	03/25/2002
Secured overdrafts with foreign financial institutions	7.94%-11.26%	02/19/2002-06/14/2002	7.94%-11.26%	03/26/2002- 08/18/2002

Details regarding the amount of the nominal interest and the effect of the capitalized interest for the periods ended March 31, 2003 and 2002 are as follows:
	March 31,
	2003	2002
	Thousands of $
- Nominal financial cost	24,139	42,235
- Net financial results of other debts	-	70
Total interest	24,139	42,305
- Capitalized interest (Note 3.2.h))	(336)	(1,829)
Total interest charged to the results of operations	23,803	40,476

9.1. Short and Medium-Term Negotiable Bonds

1998 Global Program:

The Shareholders' Extraordinary Meeting held on December 22, 1998 approved the creation of a Global Program for issuing simple non-convertible Short and Medium-Term Negotiable Corporate Bonds, for an amount of up to US$600 million (or the equivalent in other currencies or currencies combination) over a five-year term as from the date of authorization of the Program by the CNV.

On August 19, 1999, the CNV, pursuant to Resolution No. 12,923, admitted to public offering the mentioned Global Program of Issuance of Negotiable Corporate Bonds of MetroGAS.

On March 27, 2000, MetroGAS placed and issued US$100 million Series A Notes, maturing in 2003, for a price equivalent to 99.677% of the face value, which shall earn interest at the rate of 9.875% per annum, payable semiannually. The Series A Notes were authorized for listing on the BCBA on March 24, 2000 and on Luxembourg Stock Exchange on April 3, 2000.

On September 27, 2000, MetroGAS placed and issued Euros 110 million Series B Notes (equivalent to approximately US$94.4 million, at the exchange rate from the date of the issuance), maturing in 2002, for a price equivalent to 99.9% of the face value, which shall earn interest at the rate of 7.375% per annum, payable annually. The Series B Notes were authorized for listing on the Luxembourg Stock Exchange on September 27, 2000. The Company has entered into a future euro purchase agreement in order to manage its exposure to the devaluation of the US dollar with respect to the euro. Accordingly, in such agreement an exchange rate was fixed (0.8585 Euros per US dollar) at the interest` cancellation date and the maturity date of the Series.

On May 7, 2001, MetroGAS issued US$130 million Series C Notes, out of which US$115 million were placed at the moment of the issuance and the remaining U$S 15 million were placed on August 7, 2001, maturing in May 2004, at a price equal to 100% of the face value with a floating rate of LIBO plus 2.625% up to 3.25%. The Series C Notes were authorized for listing on the BCBA on June 15, 2001.

The offering of the Series A, B and C were made in full compliance with the Fund Allocation Plan. The funds obtained were allocated to the refinancing of short-term indebtedness.

On March 25, 2002, MetroGAS announced the suspension of principal and interest payments on all of its financial indebtedness due to the fact that the Emergency Law, together with implementing regulations, altered fundamental parameters of the Company`s license, including the suspension of the tariff adjustment formula and the redenomination of the tariff into pesos, and also the announcement of the devaluation of the peso. Consequently, the domestic and international financial markets are closed to the Company as they are to most of the Argentine companies.

Upon reaching agreement with the Government on the contractual arrangements resulting from the legally required renegotiation, MetroGAS intends to develop and to propose to its financial creditors a comprehensive plan to restructure all of the Company`s financial indebtedness.

MetroGAS has retained J.P. Morgan Securities Inc. and legal advisors under Argentine and New York Law in order to assist the Company with the development of such restructuring plan.

Due to the payment suspension announcement, the Company has defaulted capital and interest payments of several financial obligations and, as a consequence, an event of default has occurred under the Global Program of Negotiable Bonds. The default gives the right to holders of certain financial debts to: i) require for an additional interest at an average rate of 2% per annum, and ii) through the procurement of certain majorities declare the expired of the deadline of the entire debt demanding anticipate cancellation, which does not occur as of the date of issuance of theses financial statements.

On March 26, 2002, Buenos Aires Stock exchange decided to transfer MetroGAS Negotiable Bonds to "Rueda Reducida" trading due to the above-mentioned.

On March 27, 2002, Luxembourg Stock Exchange suspended the trading of Euros 110 million Notes maturing in 2002 and US$ 100 million Notes maturing in 2003 issued by MetroGAS. This decision was adopted by the Luxembourg Stock Exchange and does not cause a de-listing of the notes. The suspension of the trading was adopted to protect the investors.

MetroGAS made an early termination of the euro-currency swap above-mentioned. The funds obtained were used to make, on August 12, 2002, an extraordinary payment on its accrued interest until April 30, 2002 corresponding to the Negotiable Corporate bonds, as well as the interest corresponding to the remaining financial debt. Subsequently, on November 1, 2002, MetroGAS made a new payment on its accrued interest corresponding to the Negotiable Corporate bonds: interest accrued on its Series A Notes from April 30, 2002 until its due date on October 1, 2002; interest accrued on its Series B Notes from April 30, 2002 until its due date on September 27, 2002 and interest accrued and matured on its Series C Notes from April 30, 2002 until September 30, 2002; and interests accrued at September 30, 2002 corresponding to other financial indebtedness.

The Company believes that these payments resulted in its financial creditors are being treated equitably with respect to the total amount paid.

9.2 Non-current financial debt

Due to the fact that at the date of issuance of these financial statements MetroGAS has not received any requirement from its debtholders to accelerate the maturity of its financial debt, these were disclosed at their original maturity. Accordingly, maturities of principal amounts of non-current financial debt as of March 31, 2003 are as follows:

2004
Thousands of $

Medium-term Negotiable Bonds	387,400
387,400

NOTE 10 - CAPITAL STOCK

As of March 31, 2003, the Company's capital stock amounted to $569,171 thousand, all of which is fully subscribed, paid-in and registered.

The latest capital increase to $569,171 thousand was approved by the Shareholders` Extraordinary Meeting held on March 12, 1997. This increase was authorized by the CNV on April 8, 1997 and by the BCBA on April 10, 1997 and was registered with the Public Registry of Commerce on June 17, 1997 under No. 6,244, Corporations Book 121, Volume A.

Gas Argentino, the holding company, owns 70% of the total Company's capital stock, the 20% originally held by the Government was subject to an Initial Public Offering as specified below, and 10% is hold by the Employee Stock Ownership Plan (Programa de Propiedad Participada or "PPP") (See Note 13).

In accordance with the Transfer Agreement, in 1994 the Argentine Government offered to sell, through an initial public offering, its 20% holding in the Company's capital stock, represented by 102,506,059 Class B shares, which were transferred to private entities.

On November 2, 1994, the CNV, pursuant to Resolution No. 10,706, admitted to public offering all the Company's outstanding shares at such date. The ADSs issued in the United States were registered with the SEC. The Class B shares and the ADSs were approved for listing on the BCBA and the NYSE, respectively.

The Company is required to keep in effect the authorization to offer the Company's capital stock to the public and the authorization for the shares to be listed on the Argentine Republic's authorized securities markets for a minimum period of 15 years as of the respective dates on which such authorizations are granted.

Once this first five years after the Take Over Date have elapsed, any decrease, redemption or distribution of the Company`s shareholders` equity will require prior authorization by ENARGAS.

NOTE 11 - RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporations Law, the Company's by-laws and Resolution No. 195 of the CNV, 5% of the Company's net income for the year adding (deducting) the adjustments to prior years must be transferred to the Company's Legal Reserve, until it reaches 20% of the subscribed capital including the adjustments to capital stock.

The Company's by-laws provide for issuing a Profit Sharing Bonus, equivalent to 0.5% of the Company's net income, to be paid annually to all the Company's employees (see Note 13).

Additionally, according to the offering of the Series C of Negotiable Bonds (see Note 9), the Company will not be able to declare or pay dividends while existing an event of default.

NOTE 12 - LIMITATION ON THE TRANSFERABILITY OF GAS ARGENTINO SHARES

The Pliego stipulates that Gas Argentino, as controlling shareholder of MetroGAS, can sell part of its participation in the Company under the condition that it must maintain 51% of MetroGAS' equity.

Transfer that could decrease Gas Argentino`s interest in MetroGAS in less than 51%, are subject to a prior approval from the ENARGAS. The Pliego states that such prior approval will be granted three years after the Takeover Date provided that:

  The sale covers 51% of capital stock or, if the proposed transaction is not a sale, the act of reducing the shareholding will result in the acquisition of a shareholding of not less than 51% by another investing company,

  The applicant provides evidence that the transaction will not affect the operating quality of the licensed service, and

  The existing technical operator, or a new technical operator approved by ENARGAS, retains at least 15% of the new investor company's shares and the technical assistance contract remains in force.

Shareholders of Gas Argentino are subject to the same restrictions as those set forth in the preceding paragraph.

NOTE 13 - EMPLOYEE STOCK OWNERSHIP PLAN

Executive Decree No. 1,189/92 of the Argentine Government, which provided for the creation of the Company, established that 10% of the capital stock represented by Class C shares was to be included in the PPP, as required under Chapter III of Law No. 23,696, the instrumentation of which was approved on February 16, 1994 by means of Decree No. 265/94 of the National Executive Power. The Class C shares are held by a trustee for the benefit of GdE employees transferred to MetroGAS who remained employed by MetroGAS on July 31, 1993 and who elected to participate in the PPP.

In addition, the Company's by-laws provide for the issuance of profit sharing bonuses as defined in Article 230 of Law No. 19,550, in favor of all regular employees so as to distribute 0.5% of the net income of each year among the beneficiaries of this program. The accrued amounts have been expensed on the Income Statement of each period (See Note 11).

Participants in the PPP purchased their shares from the Argentine Government for $1.10 per share, by either paying cash for them or by applying dividends on such shares and 50% of their profit sharing voucher to the purchase price. The trustee will retain custody of the Class C shares until they are fully paid.

Once the Class C shares are fully paid, they may be converted at the request of the holders thereof into freely disposable Class B shares. This decision is to be taken by the Class C shareholders, acting as a single class. While the PPP is in effect, neither the by-laws of the Company nor the proportions of the various shareholdings may be changed until the requirements set forth in the PPP are fully complied with.

NOTE 14 - LONG-TERM CONTRACTS

In order to satisfy gas demand, MetroGAS entered into long-term contracts to assure reasonable amounts of gas supply and gas transportation services. In order to efficiently provide the license service, MetroGAS entered into long-term contracts for the administration of the business through the Technical Assistance Agreement.

14.1. Gas supply

As a consequence of the Emergency Law provisions (see Note 2), the Company has begun renegotiations with gas producers. As of the date of submission of these financial statements it is not yet possible to predict their outcome.

Under different long-term contracts with YPF, Perez Companc, Total Austral/Pan American Energy/Wintershall Energía joint venture and other producers of Tierra del Fuego, Neuquén and Santa Cruz Provinces, the Company is entitled to purchase a major portion of its natural gas needs as follows:

Volumes - Daily averages for the years
	2003	2004	2005	2006

MMCM/d (1)	11.5	7.1	5.3	2.1
MMCF/d (2)	405.5	250.0	187.0	73.8

According to the long-term contract provisions, the minimun natural gas volumes and amounts that MetroGAS is obligated to pay for regardless of whether or not they are taken ("take-or-pay amounts") are as follows:

Volumes - Daily averages for the years
	2003	2004	2005	2006

MMCM/d (1)	8.5	4.8	3.7	1.3
MMCF/d (2)	300.9	168.2	130.5	47.5
Amount committed/year (3)	151.0	80.5	66.8	23.7

(1) Millions of cubic meters per day

(2) Millions of cubic feet per day

(3) Millions of dollars. As a consequence of the Emergency Law gas purchased as from January 2002 has been valued at a $ 1= US$ 1 conversion rate. Gas purchased from January to September 2003 has been valued according to the provisory values used by the ENARGAS to determine winter-period tariffs. Since October and up to the end of these agreements terms, prices have been considered at a $ 1= US$ 1 conversion rate.

The gas supply contracts also entitle MetroGAS to certain reductions of its take-or-pay amounts in the event that demand from power plants in the Company's service area falls below certain volumes of gas per day or in the event of any direct purchase of gas from a supplier or intermediaries and of transportation services for the purchased gas (avoiding MetroGAS network). Management does not consider it likely that the Company will incur in a material take-or-pay liability for volumes of gas not taken as of March 31, 2003.

14.2. Gas transportation

The contracts entered into by MetroGAS with gas transportation companies could be subject to modifications due to Emergency Law provisions (see Note 2) applicable to utility services, which include natural gas transportation. As of the date of submission of these financial statements it is not yet possible to assess the impact of these modifications.

MetroGAS has entered into a number of transportation contracts, with expiration dates ranging between 2004 and 2016, with Transportadora de Gas de Sur S.A., Transportadora de Gas del Norte S.A. and other companies, which provide for firm transportation capacity of 22.8 MMCM per day, considering the transportation capacity contracted as of March 31, 2003.

The Company is obligated to pay approximately $362,390 thousand for the entire period between 2003 and 2004; $459,990 thousand for the entire period between 2005 and 2007 and $979,480 thousand for the entire period between 2008 and 2016, for firm transportation capacity under such contracts.

14.3. Gas delivery commitments

In order to compete with fuel oil as an alternative energy source for power plants and to prevent the bypass of its distribution system by major customers, MetroGAS has agreements in place with certain dual-fuel power plants whereby it commits to deliver during the winter months minimum volumes of gas on an interruptible basis. If minimum volumes are not met, MetroGAS is required to refund a portion of any excess of fuel oil price over gas prices on undelivered volumes.

14.4. Technical assistance agreement

Under this agreement, BG International Limited (member of British Gas holding) provides technical assistance to the Company for the payment of an annual technical assistance fee equal to the greater of US$3,000 thousand or 7% of the amount obtained after subtracting US$3,000 thousand from pre-tax income before financing results. The original contract was in force for a term of eight years as from Takeover Date. Provided that the contract is renewable with the consent of both parties, they agreed its renewal for an additional eight-year term in force as from December 28, 2000. The terms and conditions of the original agreement were maintained.

Emergency Law (see Note 2) establishes the conversion into pesos of all liabilities emerging from private contracts agreed in foreign currency or with an adjustment clause in such currencies, existing at the moment this law was in forced, to the exchange rate $1 = US$1, CER being applied to all of them. Consequently, modifications to the original contract in force as from March 1, 2002 have been done.

The modifications above-mentioned, anticipates a temporary clause, during the validity of which, the Company shall pay yearly a fee equal to the greater of $360 thousand, adjusted by CER (Fixed Management Fee) or the 7% of Company Net Profits (Fee on Profits). The agreement establishes that from the fiscal year in which Profit Fee may be higher than $3.000 thousand adjusted by CER and provided financial debt restructuring has been achieved, the above-mentioned clause will have no further effect and the Company shall pay, besides the ordinary Management Fee, an additional amount equivalent to Fixed Management Fee of $3.000 thousand yearly less payment done in accordance with the temporary clause, adjusted by CER from March 1, 2002. The accrued expenses resulted of this contract are disclosed in the Technical operator`s fees line in Exhibit H. Transactions and balances with affiliated companies related to this contract are described in Note 6.

NOTE 15 - FISCAL AND LEGAL MATTERS

15.1. Transfer to tariff - Turnover Tax

On November 17, 1997, the ENARGAS issued Resolution No. 544/97 authorizing the passing through to tariff of the variation in the taxable base for the Turnover Tax within the jurisdiction of the Province of Buenos Aires from January 1993 to December 31, 1997, for an amount of $16,824 thousand. In addition the resolution established a term for the recovery of the above-mentioned amounts of 96 months.

In view of the term for recovery established by ENARGAS for the amount accumulated at December 31, 1997, the Regulator laid down in Note No.108 dated January 12, 1998 that such amounts accrue interest at an annualized percentage rate of 9.5%.

Consequently, as of March 31, 2003, December 31, 2002 and March 31, 2002 the financial statements of the Company included a current receivable of $ 3,482 thousand, $ 3,337 thousand and $ 6,854 thousand and a non-current receivable of $ 4,610 thousand, $ 5,281 thousand and $ 15,545 thousand, respectively. Interest accrued at March 31, 2003 and 2002 amounts to $ 270 thousand and $ 496 thousand and has been recognized as financial and holding results from assets in the income statements for these periods.

On March 20, 1998, the Company requested ENARGAS to transfer to tariff the cost variations derived from the increase in turnover tax in the jurisdiction of the Federal Capital. On July 14, 2000 ENARGAS issued Resolution N. 1,787 rejecting MetroGAS` claim. On August 23, 2000 the Company filed an administrative recourse and on November 15, 2000 ENARGAS rejected it. Then MetroGAS filled an administrative recourse based on the Proceedings Law, article 100. At the date of approval of these financial statements, the claim made by MetroGAS was pending resolution by ENARGAS.

Nevertheless, on October 11, 2002 MetroGAS requested ENARGAS a rate adjustment pursuant to the article 46, Law 24,076.

15.2 Stamp Tax

On April 4, 2001, the tax authorities of Neuquén notified MetroGAS of the final determination with respect to contracts transferred by GdE to the Company and entered into before the privatization of GdE, of which MetroGAS is liable for an amount to $ 48.1 million (including fine and interests).

Additionally, Neuquén asserted that MetroGAS is liable for stamp tax of $ 23.8 million (including fine and interests) in respect of transportation contracts entered into after the privatization of GdE.

Besides, on January 26, 2000, the tax authorities of Neuquén informed MetroGAS that it was liable for stamp taxes of $14.5 million with respect to Tacit Acceptance Contracts between several gas companies and MetroGAS executed after the privatization of Gas del Estado.

MetroGAS filed a declaratory action against the Province of Neuquén with the Supreme Court of Justice of Argentina to determine the validity of the claims made by the Province of Neuquén and to request the Court, on the basis of similar cases, to order an injunction. The Court upheld the request and instructed Nequén not to collect the stamp tax.

Furthermore, on April 6, 2001 TGS informed MetroGAS the final determination made by Rio Negro, regarding the contracts transferred by GdE and entered into by MetroGAS before and after the privatization of GdE, respectively. MetroGAS is responsible for an amount of $ 148.2 million (including fine and interests). Accordingly, TGS filed a declaratory action against Rio Negro with the Supreme Court of Justice of Argentina and obtained an injunction as a consequence of which Rio Negro has suspend all the collection proceedings until the final ruling is issued.

The tax authority of the province continued with resolution of the claims despite the injunction, considering that it only implies the suspension of all collection proceedings.

The Ministry of Economy has acknowledged, in a letter dated October 7, 1998, the Argentine Government`s responsibility for stamp taxes accruing prior to December 28, 1992, date of the privatization of Gas del Estado.

Besides, ENARGAS has notified the Ministry of Economy and MetroGAS that the stamp tax had not been considered for purposes of establishing the initial distribution tariffs and that, if the stamp tax is upheld by the Supreme Court of Justice of Argentina, the stamp tax should be deemed to be a new tax which would be required to be passed through to tariffs. ENARGAS also instructed all distribution and transportation companies to initiate administrative and/or legal actions to contest the claims of the Province of Neuquén in respect of stamp taxes.

The Company believes the application of this tax is illegitimate because, according to the instrumental nature of the stamp tax, it applies only to written documents (i) that contain an offer and an express acceptance by the other party in the same document or (ii) that are documented by means of an exchange of letters whereby the acceptance letter contains or restates the terms of the agreement.

Based on the above-mentioned MetroGAS operates with different gas and transportation companies through the exchange of letters with tacit acceptance, considering that these are not taxable.

15.3. Income Tax - bad debt deduction

On November 5, 2002, "Administración Federal de Ingresos Públicos (A.F.I.P.)"  informed MetroGAS of the Ex-officio ruling that challenge the Income Tax Returns for fiscal years 1996 and 1997 and establishes a tax adjustment that results in a difference for those years of $ 854 thousand and $ 1,585 thousand, respectively.

The A.F.I.P. rejected the deduction for bad debts that MetroGAS applied, considering the following bad debt indexes:

- Debtor disappearance stated through the change of gas account holder name.

- Meter removal from customers with debt below $ 1,000.

A.F.I.P.'s main argument to challenge the deduction is based on the fact that MetroGAS should have started legal actions to collect those debts.

On November 26, 2002, MetroGAS appealed to the Tax Court against A.F.I.P.'s determination.

Later on, on December 3, 2002, executive order 2442/02 was published, replacing Article 136 of the income tax regulations applicable to years ended as of the publication date (2002). One of its main objectives has been to regulate the requirements that the not very significant defaulted payments should meet to enable their deduction as bad debts. The following requirements were established: debts above 180 days, notice served onto debtor of the defaulted payment and debt claim, service disconnection or termination of operations with debtor. Furthermore, the amount should not exceed that established by A.F.I.P. On March 7, 2003 the General Resolution 1457 of A.F.I.P. was published, establishing the amount in $ 1,500.

According to the above mentioned, the Company does not estimate that the resolution of this could be adverse administrative proceedings.

15.4. Others

At the date of approval of these financial statements, there are discrepancies between the Company and the regulatory authorities as to the interpretation of various matters. After an in depth study of such discrepancies, the Company considers that the final resolution of these situations will not have any material impact that has not been taken into consideration in the financial statements as of March 31, 2003.

Vito Sergio Camporeale
Deputy President

EXHIBIT A

METROGAS S.A.

FIXED ASSETS

MAIN ACCOUNT	ORIGINAL VALUE					DEPRECIATION (1)					NET BOOK VALUE [illegible]
	AT BEGINNING OF YEAR	INCREASE	TRANSFERS	RETIREMENTS	AT END OF PERIOD	ACCUMULATED AT BEGINNING OF YEAR	RETIREMENT	FOR THE PERIOD		ACCUMULATED AT END OF PERIOD	
								ANNUAL RATE	AMOUNT (2)		
Thousands of $											
Land	17,501	-	-	-	17,501	-	-	-	-	-	17,501
Building and civil constructions	75,285	-	-	-	75,285	13,338	-	2%	469	13,807	61,478
High pressure mains	263,925	-	-	-	263,925	105,901	-	2.22% to 10%	2,466	108,367	155,558
Medium and low pressure mains	1,456,558	-	-	-	1,456,558	281,090	-	1.19% to 10%	8,761	289,851	1,166,707
Pressure regulating stations	57,076	-	-	-	57,076	21,777	-	4% a 12.5%	670	22,447	34,629
Consumption measurement installations	359,115	-	-	-	359,115	68,296	-	2.85% to 5%	3,141	71,437	287,678
Other technical installations	46,868	-	-	-	46,868	21,172	-	6.67%	727	21,899	24,969
Machinery, equipment and tools	24,837	-	-	-	24,837	19,075	-	6.67% to 20%	531	19,606	5,231
Computer and telecommunications equipment	143,272	-	1,851	-	145,123	108,815	-	5% to 50%	2,724	111,539	33,584
Vehicles	10,026	-	-	-	10,026	8,123	-	10% to 20%	179	8,302	1,724
Furniture and fixtures	5,450	-	-	-	5,450	5,013	-	10% to 20%	80	5,093	357
Materials	5,955	1,320	(675)	(2,618)	3,982	-	-	-	-	-	3,982
Line Pack	214	-	-	-	214	-	-	-	-	-	214
Work in progress	39,825	2,667	(1,227)	-	41,265	-	-	-	-	-	41,265
Advances to fixed assets suppliers	586	100	(3)	-	683	-	-	-	-	-	683
Subtotal	2,506,493	4,087	(54)	(2,618)	2,507,908	652,600	-	-	19,748	672,348	1,835,560
Distribution network extensions constructed by third parties	50,398	-	183	-	50,581	5,560	-	1.82% to 2.38%	242	5,802	44,779
Offsetting item for distribution network extensions	(843)	-	(129)	-	(972)	(21)	-	2% to 2.38%	(5)	(26)	(946)
Allowance for obsolescence of materials (Exhibit E)	(476)	(49)	-	-	(525)	-	-	-	-	-	(525)
Totals as of March 31, 2003	2,555,572	4,038	-	(2,618)	2,556,992	658,139	-	-	19,985	678,124	1,878,868
Total as of December 31, 2002	2,581,770	24,008	-	(50,206)	2,555,572	582,002	(2,151)	-	78,288	658,139	1,897,433
Totals as of March 31, 2002	2,581,770	86,495	-	(831)	2,667,434	582,002	(167)	-	19,193	601,028	2,066,406

Notes:

(1) The depreciation rates are variable and based on the useful lives assigned to the assets at the Takeover Date. The useful lives were estimated according to the type, current condition and renewal and maintenance programs of assets.

(2) Depreciation of fixed assets has been included in Exhibit H.

Vito Sergio Camporeale
Deputy President

EXHIBIT E

METROGAS S.A.

ALLOWANCES

MAIN ACCOUNT	March 31, 2003					December 31, 2002	March 31, 2002
	AT BEGINNING OF YEAR	INCREASE	RESULTS OF EXPOSURE TO INFLATION	DECREASE	BALANCE AT END OF PERIOD	BALANCE AT END OF YEAR	BALANCE AT END OF PERIOD
	Thousands of $						
Deducted from assets							
For doubtful accounts	60,341	2,686	(447)	-	62,580	60,341	79,618
For obsolescence of materials							
Inventories	458	53	(1)	-	510	458	1,007
Fixed assets	476	49	-	-	525	476	538
Valuation allowance on deferred income tax assets	156,355	(a) (37,742)	(1,147)	-	117,466	156,355	-
Total	217,630	(34,954)	(1,595)	-	181,081	217,630	81,163
Included in the liabilities							
Contingencies reserve	716	-	(5)	(1)	710	716	1,646
Total	716	-	(5)	(1)	710	716	1,646

Note:
(a) The decreases of the valuation allowance on deferred income tax assets have been included in the line of Income tax in the Income Statements.

Vito Sergio Camporeale
Deputy President

EXHIBIT F

METROGAS S.A.

OPERATING COST

MAIN ACCOUNT	March 31, 2003	March 31, 2002
Stock at the beggining of the year		
Natural Gas	-	-
Processed Natural Gas	-	-
	-	-
Plus		
Purchases		
Gas for distribution	24,806	46,589
Gas for processing	665	-
	25,471	46,589
Transportation for customers	49,251	110,712
Transportation for gas processing	553	1,328
	49,804	112,040
Operating Costs (Exhibit H)		
Gas sales	24,191	30,290
Processed Natural Gas	620	44
	24,811	30,334
Less		
Stock at the end of the period		
Natural Gas	-	-
Processed Natural Gas	-	-
	-	-
Operating Cost	100,086	188,963
Natural Gas	98,248	187,591
Processed Natural Gas	1,838	1,372

Vito Sergio Camporeale
Deputy President

METROGAS S.A.

EXHIBIT G

FINANCIAL STATEMENTS FOR THE PERIODS ENDED MARCH 31, 1003, 1001 AND THE FISCAL YEAR ENDED DECEMBER 31, 1001

FOREIGN CURRENCY ASSETS AND LIABILITIES

MAIN ACCOUNT	March 11, 1001			December 11, 1001		March 11, 1001	
	FOREIGN CURRENCY AND AMOUNT	EXCHANGE RATE	BOOK VALUE	FOREIGN CURRENCY AND AMOUNT	BOOK VALUE	FOREIGN CURRENCY AND AMOUNT	BOOK VALUE
	Thousands of		Thousands of $	Thousands of	Thousands of $	Thousands of	Thousands of $
ASSETS							
CURRENT ASSETS							
Cash and banks							
Cash	US$ 8	1.8800	11	US$ 7	11	US$ 1	17
	LBP 1	4.5141	1	LBP 1	1		-
Banks	US$ 18,511	1.8800	51,171	US$ 17,481	44,410	US$ 46	191
Other receivables							
Other advances	US$ 1	1.8800	1	US$ 816	1,710		-
Other receivables	US$ 50	1.8800	145	US$ 6	11		-
Total Current Assets			51,546		47,165		106
TOTAL ASSETS			51,546		47,165		106
LIABILITIES							
CURRENT LIABILITIES							
Accounts Payable							
Gas purchases	US$ 9,951	(b)	9,951	US$ 11,109	11,191	US$ 1,181	7,451
Other purchases and services	US$ 611	1.9800	1,879	US$ 415	1,407	US$ 9	57
			-		-	LBP 1	19
Affiliated companies	US$ -		-	US$ 175	591	US$ 1,171	7,741
	LBP -		-	LBP 17	105		-
Affiliated companies - gas purchases	US$ 1,016	(b)	1,016	US$ 1,641	1,669	US$ 5,741	11,648
Financial debt					-		
Secured overdrafts with Foreign financial institutions	US$ 50,000	1.9800	149,000	US$ 50,000	169,748	US$ 50,000	110,465
Negotiable bonds (Face value)	US$ 100,000	1.9800	198,000	Euro 100,000	119,496		-
	Euro 110,000	1.1160	165,860	US$ 110,000	191,554	Euro 110,000 (a)	640,507
Swap effect			-		-	US$ (1,475) (a)	(16,158)
Interest payable - Secured overdrafts with Foreign financial institutions	US$ 10,164	1.9800	10,586	US$ 5,175	17,569	US$ 7,161	47,117
	Euro 4,114	1.1160	11,716	Euro 1,096	7,461	Euro 4,169	14,176
Swap effect			-		-	US$ 714	4,719
Total Current Liabilities			871,010		941,891		1,058,865
NON-CURRENT LIABILITIES							
Financial debt							
Negotiable bonds (Face value)	US$ 110,000	1.9800	187,400	US$ 110,000	441,145	US$ 110,000	1,510,119
Total Non-Current Liabilities			187,400		441,145		1,510,119
TOTAL LIABILITIES			1,159,410		1,184,118		1,579,004

US$: United States Dollars
LBP: Pound Sterling
(a) See Note 9
(b) See Note 1

Vito Sergio Camporeale
Deputy President

METROGAS S.A.

EXHIBIT H

EXPENSES INCURRED

MAIN ACCOUNT	March 31, 2003							March 31, 2002
	FIXED ASSETS EXPENSES	OPERATING COSTS		ADMINISTRATIVE EXPENSES	SELLING EXPENSES	OTHER FINANCING AND HOLDING RESULTS FROM LIABILITIES	TOTAL	TOTAL
		GAS SALES	PROCESSED NATURAL GAS					
	Thousand of $							
Payroll and other employees benefits	551	2,502	-	2,759	2,563	-	8,375	19,245
Social security contributions	214	656	-	555	706	-	2,131	4,376
Directors' and members of Surveillance committee fee	-	-	-	6	-	-	6	13
Fees for professional services	1	10	-	627	98	-	736	1,591
Technical operator's fees	-	1,068	-	-	-	-	1,068	4,089
Sundry Materials	(1)	465	-	-	-	-	464	864
Fees for sundry services	19	436	-	122	941	-	1,518	2,597
Postage, telephone and fax	11	47	-	258	558	-	874	1,478
Leases	-	1	-	1,118	187	-	1,306	2,150
Transportation and freight charges	-	-	-	47	-	-	47	121
Office materials	(6)	68	-	289	76	-	427	612
Travelling expenses	2	18	-	22	13	-	55	194
Insurance premium	-	-	-	900	-	-	900	751
Fixed assets maintenance	(2)	1,729	-	787	65	-	2,579	3,417
Fixed assets depreciation	-	16,698	-	3,287	-	-	19,985	19,193
Intangible assets amortization	-	-	-	2,057	-	-	2,057	1,126
Taxes, rates and contributions	9	138	620	795	25	-	1,587	2,360
Publicity	-	-	-	-	65	-	65	284
Allowance for doubtful accounts	-	-	-	-	2,686	-	2,686	7,687
Bank expenses and commissions	-	-	-	24	900	-	924	1,862
Interest on Comercial Operations	-	-	-	-	-	-	-	70
Interest on Financial Operations	336	-	-	-	-	23,803	24,139	42,235
Exchange losses	-	-	-	-	-	(145,594)	(145,594)	1,686,956
Others	-	355	-	2,059	31	82	2,527	8,513
Total as of March 31, 2003	1,134	24,191	620	15,712	8,914	(121,709)	(71,138)	1,811,784

Total as of March 31, 2002	81,828	30,290	44	28,140	19,831	1,651,651	1,811,784

Vito Sergio Camporeale
Deputy President

METROGAS S.A.

FINANCIAL STATEMENTS AS OF MARCH 31, 2003 AND 2002

SUMMARY OF ACTIVITY REQUIRED BY RESOLUTION No. 368/01 ISSUED BY THE COMISION NACIONAL DE VALORES

Significant accounting policies

The information contained in this Summary of Activity Report has been prepared in accordance with Resolution No. 368/01 issued by the Comisión Nacional de Valores ("CNV") and should be read together with the attached financial statements as of March 31, 2003 and 2002, which have been prepared in accordance with Argentine GAAP.

On December 21, 2001, CPCECABA passed Technical Resolutions No. 16 through 20. These Resolutions and their amendments became effective for fiscal years started as of July 1, 2002, with the exception of Technical Resolution No. 20, which was effective for fiscal years started on January 1, 2003.

Furthermore, in January 2003, through General Resolution 434/03, CNV adopted the technical resolutions above mentioned, included some amendments and established that they shall be applied for fiscal years started as of January 1, 2003.

The financial statements have been prepared in constant Argentine pesos reflecting the overall effects of inflation through August 31, 1995. As from that date and according to generally accepted accounting principles and control body requirements, the restatement for inflation has been discontinued through December 31, 2001. Since January 1, 2002, and according to the provisions of the professional accounting rules and control bodies, the acknowledgement of the effects of inflation has restarted. Accounting measurements re-stated as per the change in the purchasing power of the currency up to August 31, 1995, as well as those whose date of origin falls between that date and December 31, 2001, are stated in the currency as at this latter date.

On March 25, 2003, the National Executive Power issued Executive Order 664 that establishes that financial statements of fiscal years closed as from that date shall be stated in nominal Argentine pesos. Consequently, according to Resolution 441, issued by CNV, the Company discontinued the re-statement of the financial statements as of March 1, 2003. These criteria are not consistent with current professional accounting rules. However, as of March 31, 2003, this deviation has not generated a significant effect on financial statements.

Accordingly, conversion factors derived from the internal wholesale price index ("IPIM"), issued by the National Institute of Statistics and Census ("INDEC"), have been used. The accumulated inflation rate from January 1, 2002 to February 28, 2003, amounted to 120% in accordance to the above-mentioned index.

Balances as of March 31, 2002 disclosed in these financial statements for comparative purposes have been restated for inflation as of February 28, 2003.

The Argentine Economic Scenario and its impact on the Company

As from the sanction of the Emergency Law and subsequent decrees, MetroGAS activity has been significantly affected. According to Note 2 to the financial statements, the Company`s management is currently defining and implementing an action plan in order to reverse the severe impact of the scenario on the results of the Company`s operations. The above-mentioned Note 2 to these financial statements describes the economic scenario, the impacts of the Emergency Law and subsequent decrees and the uncertainties caused on the Company`s future results.

General

The Company sales and costs have decreased during the three month period ended March 31, 2003 with respect to the same period of the previous year due principally to the restatement for inflation using the IPIM applied to 2002 figures.

MetroGAS sales and earnings are highly sensitive to weather conditions in Argentina. Demand for natural gas and, consequently, MetroGAS sales and earnings, are significantly higher during the winter months (from May to September), owing to the larger gas sales volumes and the tariff mix that affects revenues and gross profit.

On June 30, 1997 ENARGAS issued Resolution No. 464/97 approving the maximum tariffs for MetroGAS corresponding to the 1998/2002 period.

This Regulatory Authority established the percentage variation of the "X" Efficiency Factor at 4.7% and the "K" Factor. Under the tariff tables effective as from July 1, 1998 to July 1, 2001, the "K" Factor was applied to residential, small and medium-sized commercial and industrial consumers (general P and general G), sub-distributors and natural compressed gas tariffs. As of March 31, 2003 the accumulated "K" Factor included in tariffs amounted to an average rate of 3.1% for each customer category.

Additionally, as a result of (i) the Argentine financial crisis which limited the ability of the Federal Government to honor its obligations as well as access to credit facilities and led to a formal sovereign debt default declaration in December 2001, and (ii) the subsequent passing of the Emergency Law, passing PPI on to tariffs (see Note 8.3.), as rightfully claimed by the company, becomes impracticable. Both a transfer to the tariffs as well as the possibility of recovery through the Federal Government, which endorsed the related credits, are contingent on future events that are beyond the Company`s control.

On February 1, 2002, ENARGAS, according to the Emergency Law, approved tariffs without including the PPI adjustment. Consequently, MetroGAS has filed and administrative action, that as of the date of issuance of these financial statements is pending resolution.

Subsequently, ENARGAS approved temporarily and for the period May 1 - June 30, 2002, the tariffs expressed in pesos. The prices approved corresponded to the price of gas at wellhead for the same period of 2001. ENARGAS extended these tariffs for another month, up to July 31, and finally ratified them as from August 1, 2002.

Analysis of Operations for the years ended March 31, 2003 and 2002

The three-month period ended March 31, 2003 was characterized by high rainfall level at the majority of basins, which affected gas consumption at power plants, thus significantly reducing the sales to these customers during the first quarter of 2003 compared to the same period of the previous year.

The Company`s net sales during the three month period ended March 31, 2003 decreased by 51.3% and operating costs decreased by 47.0% compared to the same period of the previous year, resulting in a $24,730 thousand reduction in the gross income, decreasing to $7,641 thousand during the first quarter of 2003 compared to $32,371 thousand during the same period of the previous year. An operating loss of $16,985 thousand was recorded in the first quarter of 2003 compared to $15,600 thousand recorded in the same period of the previous year.

The Company`s net income corresponding to the three month period ended March 31, 2003 amounted to $ 98,626 thousand compared to a net loss of $ 1,080,493 thousand in the same period of the previous year. This variation is mainly due to the income recorded during the first quarter of 2003 resulting from the exchange differences generated by foreign-currency denominated financial debt with institutions out of the Argentine financial system due to the reduction in the exchange rate compared to the loss recorded during the same period of the previous year due to the increase in the exchange rate and its restatement for inflation.

Operating results and financial condition

Net sales

For comparative purposes balances as of March 31, 2002 have been restated for inflation as of February 28, 2003 using the IPIM that is the principal cause of the net sales decrease during the first quarter of 2003 compared to the same period of 2002 on the different customers category.

Total net sales decreased by 51.3% during the three month ended March 31, 2003, amounting to $ 107,727 thousand compared to $ 221,344 thousand in the same period of 2002. This reduction was mainly due to the decrease in net sales to residential customers, net sales to industrial, commercial and governmental customers and net sales to power plants, amounting to $ 63,951 thousand, $ 23,051 thousand and $ 17,682 thousand, respectively. Moreover, net sales of compressed natural gas ("CNG") also decreased, amounting to $ 9,296 thousand.

Sales volume to residential customers during the three month period ended March 31, 2003 decreased by 4,7% compared to the same period of the previous year, due to the lower consumption per capita during the first quarter of 2003. Net sales to residential customers decreased by 54.5% from $ 117,374 thousand during the three month period ended March 31, 2002 to $ 53,423 thousand in the same period of 2003. The reduction recorded in net sales was mainly due to the restatement for inflation of net sales as of March 31, 2002.

Net sales of gas and transportation and distribution services to power plants decreased by 62,6% compared to the same period of the previous year. Volumes delivered to these customers decreased by 29.9% during the first quarter of 2003 compared to the same period of the previous year. This decrease in volumes was mainly due to the increase in hydraulic power generation in most basins, that affected gas consumption at power plants during the first quarter of 2003 compared to the same period of the previous year. It is worth mentioning that the higher decrease in net sales to this customer category is due to the restatement for inflation of net sales corresponding to the period 2002.

Despite the continuos lower level of economic activity in Argentina since the beginning of 1999, and worsen by the recent economic crisis, volumes delivered to industrial, commercial and governmental customers increased by 4.0% during the three month period ended March 31, 2003 compared to the same period of the previous year. Nevertheless, net gas sales and transportation and distribution services to these users category decreased by 49.0% during the first quarter of 2002 compared to the same period of the previous year. This is mainly due to the restatement for inflation in net sales as of March 31, 2002 using the IPIM.

Net sales of CNG decreased by 39.6% during the first quarter of 2003 compared to the same period of the previous year, mainly due to the restatement for inflation in net sales as of March 31, 2002 using the IPIM. Volumes of CNG delivered during the first quarter of 2003 increased by 25.6% compared to the same period of the previous year, due to an increase in the number of CNG-converted vehicles as a result of the repeatedly increases in the prices of competing fuels.

Net sales as volumes available for processing during the first quarter of 2003 increase by 7.2% and 5.9%, respectively, compared to the same period of 2002.

The following table shows the Company`s net sales by customer category for the periods ended March 31, 2003 and 2002, in thousands of pesos:

	For the period ended March 31, 2003	% of Net Sales	For the period ended March 31, 2002	% of Net Sales
Gas sales:
Residential	53,423	49.6	117,374	53.0
Power Plants	188	0.2	-	-
Industrial, Commercial and Governmental	19,486	18.1	38,061	17.2
Compressed Natural Gas	14,199	13.2	23,495	10.6
Subtotal	87,296	81.1	178,930	80.8
Transportation and Distribution Services
- Power plants	10,379	9.6	28,249	12.8
- Industrial, Commercial and Governmental	4,514	4.2	8,990	4.1
Subtotal	14,893	13.8	37,239	16.9
Processed Natural Gas	5,538	5.1	5,165	2.3
Net sales	107,727	100.0	221,334	100.0

The following table shows the Company`s natural gas sales and transportation and distribution services volume by customer category for the periods ended March 31, 2003 and 2002, in millions of cubic meters:

	For the period ended March 31, 2003	% of Volume of Gas Delivered	For the period ended March 31, 2002	% of Volume of Gas Delivered
Gas sales:
Residential	177.1	15.0	185.8	13.3
Power Plants	3.1	0.3	-	-
Industrial, Commercial and Governmental	144.2	12.2	131.1	9.3
Compressed Natural Gas	137.6	11.6	109.6	7.8
Subtotal	462.0	39.1	426.5	30.4
Transportation and Distribution Services
- Power plants	580.7	49.0	832.8	59.4
- Industrial, Commercial and Governmental	115.6	9.8	118.8	8.5
Subtotal	696.3	58.8	951.6	67.9
Processed Natural Gas	24.7	2.1	23.3	1.7
Total volume of gas delivered	1,183.0	100.0	1,401.4	100.0

Operating Costs

Operating costs totaled $100,086 thousand during the three-month period ended March 31, 2003, representing a 47.0% decrease compared to $188,963 thousand registered in the same period of the previous year. This decrease was mainly due to a reduction in gas purchases and transportation costs. It is worth mentioning that operating costs for the first quarter of 2002 have been restated for inflation for comparative purposes as of February 28, 2003 using the IPIM that exceeded significantly the real increase of these costs during the first quarter of 2003. Additionally transportation tariffs were pesified by the Emergency Law and no increases have been experienced as of being subject to renegotiation between the transportation companies and the National Government while costs of gas purchased have remained stable due to the fact that they are under renegotiation. MetroGAS cannot estimate the final outcome of this process and its possible impact on the Company cost structure.

During the first quarter of 2003, 552.1 million of cubic meters were acquired representing a increase of 16% with respect to the gas volumes purchased in the same period of 2002. This increase in volumes purchased is mainly due to the increase in volumes delivered to CNG, industrial, commercial and governmental and power plants customers. Gas costs decreased by 45.3% mainly due to the restatement for inflation of 2002 figures using the IPIM that exceeded significantly the increase in gas tariffs and due to the fact that these contracts are under the renegotiation process as above-mentioned.

Gas transportation costs decreased 55.5% from $112,040 thousand during the three month period ended March 31, 2002 to $49,804 thousand during the same period of 2003, mainly due to the restatement for inflation on costs transportation for the first quarter of 2002 using the IPIM.

During the period ended March 31, 2003 and 2002, the Company capitalized $ 798 thousand and $ 2,267 thousand, respectively, corresponding to the portion of operating costs attributable to the planning, execution and control of investments in fixed assets. The decrease was mainly due to the restatement for inflation on capitalized operating costs as of March 31, 2002 using the IPIM.

The following chart shows the Company`s operating costs by type of expense for the periods ended March 31, 2003 and 2002, in thousands of pesos:
	For the period ended March 31, 2003	% of Total Operating Expenses	For the period ended March 31, 2002	% of Total Operating Expenses

Gas purchases	25,471	25.4	46,589	24.7
Gas transportation	49,804	49.8	112,040	59.3
Depreciation of Fixed Assets	16,698	16.7	15,256	8.0
Payroll and social contributions	3,923	3.9	8,290	4.4
Operations and maintenance	1,727	1.7	1,996	1.0
Technical operator`s fee	1,068	1.1	4,089	2.2
Sundry Materials	464	0.5	864	0.5
Fees for sundry services	455	0.4	670	0.4
Other operating costs	1,274	1.3	1,436	0.7
Capitalization of Operating Costs in Fixed Assets	(798)	(0.8)	(2,267)	(1.2)
Total	100,086	100.0	188,963	100.0

Administrative Expenses

Administrative expenses decreased by 44.2% from $ 28,140 thousand during the three month period ended March 31, 2002 to $ 15,712 thousand recorded in the same period of 2003. This decrease is due to the restatement for inflation of administrative expenses for the first quarter of 2002 using the IPIM that exceeded significantly the real increase of these expenses during the first quarter of 2003.

Selling Expenses

Selling expenses decreased by 55.1% from $ 19,831 thousand during the three month period ended March 31, 2002 to $ 8,914 thousand in the same period of 2003. This decrease was mainly due to the restatement for inflation of selling expenses for the first quarter of 2002 using the IPIM that exceeded the real increase in these costs during the first quarter of 2003.

Financing and Holding Results

Net financing and holding results totaled an income of $ 113,565 thousand during the three month period ended March 31, 2003 compared to a loss of $ 1,647,000 thousand in the same period of the previous year.

This variation is mainly due to the income recorded in the first quarter of 2003 resulting from exchange difference generated by foreign-currency denominated financial debt with institutions out of the Argentine financial system due to the exchange rate decrease compared to the loss recorded in the same period of the previous year due to the increase in the exchange rate and its restatement for inflation using the IPIM.

Other Income and Expenses

Other income and expenses, recorded an income of $ 39 thousand during the three month period ended March 31, 2003 compared to a loss of $ 51 thousand recorded in the same period of the previous year.

Income Tax on ordinary income

During the three month period ended March 31, 2003, the Company accrued an income of $ 2,007 thousand for income tax compared to an income of $ 582,158 thousand for the same period of the previous year. This variation is due to the income tax carryfoward and to the deferred income tax assets for the first quarter of 2002, generated by the exchange losses, deductible for income tax purposes according to the Emergency Law (see Note 2 to these financial statements).

Net cash provided by operating activities

Net cash provided by operating activities amounted to $ 6,415 thousand during the three month period ended March 31, 2003 and to $ 8,240 thousand during the same period of the previous year. This decrease is due to the restatement for inflation of net cash provided by operating activities for the three month period ended March 31, 2002, using the IPIM as of February 28, 2003, partially offset by the decrease in taxable payable.

Net cash used in investing activities

Net cash used in investing activities totaled $ 3,751 thousand during the three month period ended March 31, 2003 compared to $ 7,178 thousand used during the same period of the previous year. This decrease is due to the restatement of inflation of net cash used in investing activities for the three-month period ended March 31, 2002, using the IPIM as of February 28, 2003.

Liquidity and capital resources

Financing

As of March 31, 2003, the total indebtedness of the Company was $ 1,310,279 thousand.

The Shareholders' Extraordinary Meeting held on December 22, 1998 approved the creation of a Global Program for issuing simple non-convertible Short and Medium-Term Negotiable Corporate Bonds, for an amount of up to US$ 600 million (or the equivalent in other currencies or currencies combination) over a five-year term as from the date of authorization of the Program by the CNV.

On August 19, 1999, the CNV, pursuant to Resolution No. 12,923, admitted to public offering the mentioned Global Program of Issuance of Negotiable Corporate Bonds of MetroGAS.

On March 27, 2000, the Company has placed and issued, under the new Negotiable Corporate Bonds Global Program, its Series A Notes with a face amount of US$ 100 million, at a price equivalent to 99.677% of the face value, with an interest rate of 9.875% per annum, payable semiannually and maturity on April 2003. The Series A Notes have been authorized for listing on the Buenos Aires Stock Exchange on March 24, 2000 and on the Luxembourg Stock Exchange on April 3, 2000.

On September 27, 2000, MetroGAS has placed and issued euros 110 million Series B Notes (equivalent to approximately US$ 94.4 million, at the exchange rate from the date of the issuance), maturing in 2002, for a price equivalent to 99.9% of the face value, which shall earn interest at the rate of 7.375% per annum, payable annually. The Series B Notes were authorized for listing on the Luxembourg Stock Exchange on September 27, 2000. The Company had entered into a future euro purchase agreement in order to manage its exposure to the devaluation of the US dollar with respect to the euro. Accordingly, in such agreement an exchange rate was fixed (0.8585 Euros per US dollar) at the interests cancellation date and the maturity date of the Series.

On May 7, 2001, MetroGAS issued US$130 million Series C Notes, out of which US$115 million were placed at the moment of the issuance and the remaining U$S 15 million were placed on August 7, 2001, maturing in 2004, at a price equal to 100% of the face value with a floating rate of LIBO plus 2.625% up to 3.25%. The Series C Notes were authorized for listing on the BCBA on June 15, 2001.

The offering of the Series A, B and C were made in full compliance with the Fund Allocation Plan. The funds obtained were allocated to the refinancing of short-term indebtedness.

On March 25, 2002, MetroGAS announced the suspension of principal and interest payments on all of its financial indebtedness due to the fact that the Emergency Law, together with implementing regulations, altered fundamental parameters of the Company`s license, including the suspension of the tariff adjustment formula and the redenomination of the tariff into pesos, and also the announcement of the devaluation of the peso. Consequently, the domestic and international financial markets are closed to the Company as they are to most of the Argentine companies.

Upon reaching agreement with the Government on the contractual arrangements resulting from the legally required renegotiation, MetroGAS intends to develop and to propose to its financial creditors a comprehensive plan to restructure all of the Company`s financial indebtedness.

MetroGAS has retained J.P. Morgan Securities Inc. and legal advisors under Argentine and New York Law in order to assist the Company with the development of such restructuring plan.

Due to the payment suspension announcement, the Company has defaulted capital and interest payments of several financial obligations and, as a consequence, an event of default has occurred under the Global Program of Negotiable Bonds. The default gives the right to holders of certain financial debts to: i) require for an additional interest at an average rate of 2% per annum, and ii) through the procurement of certain majorities declare the expired of the deadline of the entire debt demanding anticipate cancellation, which does not occur as of the date of issuance of these financial statements.

On March 26, 2002, Buenos Aires Stock exchange decided to transfer MetroGAS Negotiable Bonds to "Rueda Reducida" trading due to the above-mentioned.

On March 27, 2002, Luxembourg Stock Exchange suspended the trading of Euros 110 million Notes maturing in 2002 and US$ 100 million Notes maturing in 2003 issued by MetroGAS. This decision was adopted by the Luxembourg Stock Exchange and does not cause a de-listing of the notes. The suspension of the trading was adopted to protect the investors.

MetroGAS made an early termination of the euro-currency swap above-mentioned. The funds obtained were used, on August 12, 2002, to make an extraordinary payment on its accrued interest until April 30, 2002 corresponding to the Negotiable Corporate bonds, as well as the interest corresponding to the remaining financial debt. Subsequently, on November 1, 2002, MetroGAS made a new payment on its accrued interest corresponding to the Negotiable Corporate bonds: interest accrued on its Series A Notes from April 30, 2002 until its due date on October 1, 2002; interest accrued on its Series B Notes from April 30, 2002 until its due date on September 27, 2002 and interest accrued and matured on its Series C Notes from April 30, 2002 until September 30, 2002; and interest accrued at September 30, 2002 corresponding to other financial indebtedness.

The Company believes that these payments resulted in its financial creditors are being treated equitably with respect to the total amount paid.

Capitalization

The Company`s total capitalization at March 31, 2003 amounted to $2,194,869 thousand, consisting of $ 922,879 thousand short-term debt, $ 387,400 thousand long-term debt and shareholders` equity of $ 884,590 thousand.

Comparative Balance Sheet

In order to appraise the development of the Company`s activities, the table below sets forth comparative balance sheet information from the Company`s financial statements as of March 31, 2003, 2002, 2001, 2000 and 1999, in constant Argentine pesos as of February 28, 2003.
	03.31.03	03.31.02	03.31.01	03.31.00	03.31.99
	Balance Sheet
	Thousands of $
Current Assets	214,967	345,625	318,134	374,600	329,194
Non-current Assets Assets	2,091,058	2,661,578	2,011,127	1,970,988	1,972,655
Total Assets	2,306,025	3,007,203	2,329,261	2,345,588	2,301,849

Current Liabilities	1,029,312	1,309,626	579,572	632,312	446,789
Non-current Liabilities	392,123	1,520,139	454,647	430,669	602,944
Total Liabilities	1,421,435	2,829,765	1,034,219	1,062,981	1,049,733
Shareholders` Equity	884,590	177,438	1,295,042	1,282,607	1,252,116
Total	2,306,025	3,007,203	2,329,261	2,345,588	2,301,849

Comparative Results

The table below contains a summary of the income statements for the periods ended March 31, 2003, 2002, 2001, 2000 and 1999, in constant Argentine pesos as of February 28, 2003.
03.31.03		03.31.02	03.31.01	03.31.00	03.31.99
Thousands of $

Gross Profit	7,641	32,371	48,119	55,762	45,111
Administration and Commercialization expenses	(24,626)	(47,971)	(38,970)	(40,525)	(39,194)
Operating (Loss) Income	(16,985)	(15,600)	9,149	15,237	5,917
Financial results	113,565	(1,647,000)	(14,322)	(16,915)	(17,887)
Other Income (Expenses)	39	(51)	(513)	(223)	(176)
Income (Loss) before tax	96,619	(1,662,651)	(5,686)	(1,901)	(12,146)
Income tax	2,007	582,158	2,049	(1,016)	4,754
Net income (loss)	98,626	(1,080,493)	(3,637)	(2,917)	(7,392)

Comparative Statistical Data

The table below shows a summary of operating data for the periods ended March 31, 2003, 2002, 2001, 2000 and 1999.

	03.31.03	03.31.02	03.31.01	03.31.00	03.31.99
	Volumes
	Thousands of cubic meters
Gas purchased by MetroGAS	552,124	476,495	666,286	1,255,928	1,122,075
Gas contracted by third parties	761,784	1,053,296	900,411	570,617	287,415
	1,313,908	1,529,791	1,566,697	1,826,545	1,409,490
Volume of gas withheld:
- Transportation	(91,548)	(106,163)	(117,934)	(123,673)	(87,750)
- Loss in distribution	(38,646)	(20,814)	(18,486)	(38,182)	(29,595)
- Transportation and processing gas production	(711)	(1,400)	(1,106)	(5,921)	(5,835)
Volume of gas delivered	1,183,003	1,401,414	1,429,171	1,658,769	1,286,310

Comparative ratios

The table below contains certain financial ratios as of March 31, 2003, 2002, 2001, 2000 and 1999.

	03.31.03	03.31.02	03.31.01	03.31.00	03.31.99

Liquidity	0.21	0.26	0.55	0.58	0.70

Indebtedness	1.61	15.95	0.82	0.86	0.87

Immobilization	0.91	0.89	0.86	0.84	0.86

Other information

The table below contains information regarding the price per share of the Company`s Common Shares and its ADSs:
		Share Price on the Buenos Aires Stock Exchange (1)	Share Price of ADSs on the New York Stock Exchange (1)
		$	U$S
Closing price		1.30	13.00
December	1994	1.03	10.12
December	1995	0.98	9.75
December	1996	0.94	9.38
December	1997	0.77	7.75
March	1998	0.93	9.25
June	1998	0.90	8.81
September	1998	0.80	7.88
December	1998	0.85	8.13
March	1999	0.79	8.00
June	1999	0.88	8.44
September	1999	0.93	9.25
December	1999	0.89	8.75
March	2000	0.91	8.63
June	2000	0.88	8.75
September	2000	0.91	9.25
December	2000	0.84	8.06
March	2001	0.79	8.00
June	2001	0.69	6.80
September	2001	0.58	6.30
December	2001	0.68	6.50
March	2002	0.75	3.30
June	2002	0.57	1.30
September	2002	0.35	0.97
December	2002	0.55	1.43
January	2003	0.80	2.45
February	2003	0.75	2.35
March	2003	0.69	2.40

(1) Prices on the last business day of the month.

Outlook of MetroGAS

Based on the economic situation and the provisions issued by the National Government, which include the modification of MetroGAS` Regulatory Framework, the Company will concentrate its efforts towards ensuring business continuity, maintaining the quality of gas supplies and meeting the Basic License Rules. Finally, and depending on the outcome of the renegotiation of the License, MetroGAS will define its future strategy.

Buenos Aires, May 7, 2003

Vito Sergio Camporeale
Deputy President